UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-157796, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the three-month period ended March 31, 2009. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 14 Wall Street, Suite 6B, New York, NY 10005.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events and results, including statements contained under “Outlook” as well as dividend guidance and other information relating to expectations or targets for revenue or other performance measures. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook”, “should” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which we and our subsidiaries and associated companies operate; ongoing instability and volatility in worldwide financial markets; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill and other long-term intangibles and tangible assets for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Currencies and Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. “Pound sterling” means the lawful currency of the United Kingdom.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2008.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission.

Deutsche Telekom at a glance.

	Q1 2009 millions of €	Q1 2008 millions of €	Change %	FY2008 millions of €
Net revenue	15,902	14,978	6.2	61,666
Domestic	6,943	7,254	(4.3)	28,885
International	8,959	7,724	16.0	32,781
Profit from operations	244	2,298	(89.4)	7,040
Profit (loss) from financial activities	(742)	(677)	(9.6)	(3,588)
Profit (loss) before income taxes	(498)	1,621	n.a.	3,452
Depreciation, amortization and impairment losses	(4,698)	(2,657)	(76.8)	(10,975)
Net profit (loss)	(1,124)	924	n.a.	1,483
Earnings per share/ADS[a] basic/diluted (€)	(0.26)	0.21	n.a.	0.34
Cash capex [b]	(2,611)	(1,792)	(45.7)	(8,707)
Net cash from operating activities	2,801	3,331	(15.9)	15,368

Number of employees at balance sheet date

	Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Deutsche Telekom Group	260,798	227,747	14.5	237,757	9.7
Non-civil servants	228,928	195,634	17.0	202,586	13.0
Civil servants	31,870	32,113	(0.8)	35,171	(9.4)

Number of fixed-network and mobile customers

		Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Fixed network access lines [c,d]	(millions)	40.3	41.1	(1.9)	43.6	(7.6)
Broadband access lines[d,e]	(millions)	17.0	16.7	1.8	15.7	8.3
Mobile customers[f]	(millions)	148.4	147.6	0.5	139.0	6.8

a        One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
b        Investments in property, plant and equipment and intangible assets (excluding goodwill) as shown in the cash flow statement.
c        Access lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services. Approximately 160,000 business customers have been included in the Broadband/Fixed Network operating segment since January 1, 2009. The presentation of the number of access lines has been adjusted to reflect the business model of the Broadband/Fixed-Network operating segment. For the purposes of equal treatment, internal use by the System Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.
d        From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the  Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.
e        Broadband access lines in operation, including Germany and Southern and Eastern Europe.
f        Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including customers of Virgin Mobile) and Mobile Communications USA segments. From February 2009, the mobile communications business of COSMOTE (entity of the OTE group) in Greece, Romania, Bulgaria and Albania is included in the Mobile Communications Europe operating segment. Prior-year comparatives have been adjusted on a pro forma basis.

Developments in the Group.
Net revenue for the first quarter of 2009 was EUR 15.9 billion compared with EUR 15.0 billion for the prior-year period.

Domestic net revenue was EUR 6.9 billion compared with EUR 7.3 billion in the first quarter of 2008. International net revenue increased year-on-year from EUR 7.7 billion to EUR 9.0 billion.

The loss in the first quarter of 2009 amounted to EUR 0.9 billion compared with a profit of EUR 1.1 billion for the first quarter of 2008. This was primarily the result of an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment.

Corporate governance.

In the Declaration of Conformity released on December 4, 2008 pursuant to § 161 of the German Stock Corporation Act, the Supervisory Board and Board of Management of Deutsche Telekom AG declared that, in the period since submission of the previous declaration of conformity, Deutsche Telekom AG had complied, without exception, with the recommendations of the Government Commission for the German Corporate Governance Code published on July 20, 2007 and, without exception, with the recommendations published on August 8, 2008.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom's Annual Report on Form 20-F for the 2008 financial year.

Highlights.

Events in the first quarter of 2009.

Group.

Impairment of goodwill at T-Mobile UK.

Depreciation, amortization and impairment losses in the Group increased due to an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment in the first quarter of 2009. Events or circumstances that resulted in this impairment loss primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base.

Transfer of approximately 160,000 business customers from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment.

To implement our "Focus, fix and grow" strategy, we transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales & Service with effect from January 1, 2009.  By bundling our operations in the new Deutsche Telekom Business Customers business unit, we are striving to boost demand among the 160,000 business customers for mainly standardized telecommunications and business products – around 90 percent of which are already produced by T-Home – by offering a competitive, customer-oriented range of services from a single source. The new Deutsche Telekom
Business Customers business unit serves small, medium-sized and larger enterprises, focusing on sales and support of standardized telecommunications products and solutions. The new unit is responsible for all sales functions necessary to serve customers as well as the areas of product management and maintenance, upstream services management, appropriate support functions and the necessary operational basis. As a full service partner for information and communication technology (ICT) solutions.

    T-Systems is focusing on business with around 400 national and international corporate customers. The strategic business unit is also the first point of contact for public sector customers and the healthcare sector. At the same time, the Business Customers operating segment was renamed Systems Solutions.

Issuances in the first quarter of 2009.

 On January 20, 2009, Deutsche Telekom AG issued a Eurobond with a volume of EUR 2 billion through its financing arm Deutsche Telekom International Finance B.V. The eight-year bond has a coupon of 6 percent. Deutsche
Telekom also issued promissory notes in the amount of EUR 0.2 billion with terms of seven to ten years.

OTE: Implementation of the shareholders’ agreement on February 6, 2009.

The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Consequently, Deutsche
Telekom has taken control of 50 percent plus two voting shares and therefore the company's financial and operating policies. Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time.

Three-way approach to human resources planning – hiring, restructuring and reduction.

Deutsche Telekom AG's human resources planning in 2009 will focus more sharply on three elements: hiring, restructuring, and reduction. Socially responsible staff reduction will continue in 2009 on the same scale as in recent years. This will be implemented primarily by means of voluntary redundancies as well as partial and early retirement. Depending on developments in the individual business segments, Deutsche Telekom is planning to create up to 3,500 new jobs in Germany at the same time. The focus will be on technology, science, and business graduates, as well as internally trained junior staff. Around 1,200 new employees were hired permanently in the first quarter of 2009. Deutsche Telekom AG, Germany's largest training provider, will also offer some 3,600 young people the opportunity to begin a vocational training program in the Group in 2009 despite the economically difficult times.
 Internationally, the HR structure of the Deutsche Telekom Group will be predominantly influenced by the first-time full consolidation of OTE, whose approximately 33,600 full-time equivalents (FTEs) were integrated into the
Group's workforce in February 2009.

2009 collective bargaining at Deutsche Telekom AG and the service companies Deutsche Telekom Netzproduktion, Deutsche Telekom Technischer Service, and Deutsche Telekom Kundenservice.

On March 13, 2009, the negotiating parties reached an agreement in the arbitration proceedings governing 2009 collective bargaining for employees at Deutsche Telekom AG and its service companies that was ratified by the corresponding committees of the unions and employers. Salaries for employees at Deutsche Telekom AG and its service companies will gradually increase over a period of 24 months by a total of 5.5 percent. Pay will increase by
3 percent with retroactive effect as of January 1, 2009 and by an additional 2.5 percent the following year. In addition, protection from compulsory redundancy has been extended by another year. Pay-scale employees at
Deutsche Telekom AG are guaranteed jobs up until the end of 2010, while their counterparts in the service companies have job security until the end of 2013. A year's extension has also been agreed for the commitment not to sell the service companies, now until the end of 2011.

Those employees of the service companies who personally contributed to the companies’ improved cost efficiency by taking a pay cut negotiated with ver.di in 2007 as part of the process of establishing the service companies will receive an additional salary increase of 3.1 percent, comprising 2 percent initially for 2009, and a further 1.1 percent for 2010. All other pay-scale employees in the service companies will receive a pay rise of 3 percent for 2009 and 2.5 percent for 2010. In cases where the gross increase for 2009 is less than EUR 840, the difference will be offset by a one-time payment. Part-time staff will receive proportionate amounts.

Furthermore, the parties to the negotiations agreed to raise the monthly remuneration for trainees for 2009 and 2010. Pay in technology jobs will rise by EUR 25, in retail and dialogue marketing by EUR 30. In addition, the subsistence allowance for trainees who are not able to commute each day between their homes and work is being increased from EUR 150 to EUR 180.

Arbitration proceedings succeeded in agreeing a differentiated solution that is tailored to the varying needs of employees, while at the same time taking the companies' economic requirements and budget restrictions into account. The two-year term will create certainty and security for customers, employees and the companies alike.

Mobile Communications Europe.

Mobilization of the Internet through the launch of high-performance premium handsets and positioning as an innovative music provider.

 In the first quarter of 2009, T-Mobile continued to push ahead with the launch of innovative handsets for the mobile Internet. Following the resounding success of the marketing of the Apple iPhone 3G last year in virtually all
T-Mobile countries across Europe, the iPhone 3G was rolled out in Macedonia, Montenegro, Greece and Bulgaria in March 2009. In addition, having already launched the T-Mobile G1, the world's first Android-based mobile phone, in the United States and the United Kingdom, T-Mobile continued to roll it out in other European markets: in Austria, the Czech Republic, and the Netherlands on January 1, 2009, then in Germany and Poland in February.
T-Mobile also built up additional expertise in the area of mobile Internet offerings, positioning itself as an additional music provider in Germany in March 2009 when it launched a new music portal.

T-Mobile wins awards in key European markets.

In January 2009, T-Mobile UK ranked first in nine out of thirteen categories in a survey on the use of mobile broadband services conducted by market research institute YouGov. The first place awards included the fastest web-browsing experience and the best mobile broadband network. T-Mobile's subsidiary PTC was voted Company of the Year 2008 by Mobile Internet magazine and also came first in the two other categories of network quality and quality of service.

New arrangement in Poland strengthens market position.

T-Mobile's subsidiary PTC entered into a marketing arrangement with Biedronka, a leading, fast-growing retail company in Poland. As a result, PTC is now able to market its mobile services in over 1,350 Biedronka stores.

Mobile Communications USA.

T-Mobile USA reclaimed highest rank for wireless customer care.

On February 4, 2009, the Mobile Communications USA operating segment was ranked highest in wireless customer care performance by J.D. Power and Associates. Winning this award in seven of the last eight reporting periods continues to demonstrate the strong and successful focus on customer service at Mobile Communications USA.

Broadband/Fixed Network.

Load family leads in the German download market.

The market research company GfK Panel Services studies Germany's download market for its annual GfK Commercial Download Monitor report and identifies the top providers. Gamesload, Softwareload, and Videoload took the top spots in the ranking of the most successful download portals in 2008: Gamesload is the most successful games download portal, Softwareload the best vendor-neutral provider of software downloads, and Videoload the leading video-on-demand provider for film downloads in Germany. Musicload also held on to its lead. GfK's "communication tracking" in March 2009 once again identified Musicload as Germany's best-known music download portal.

New business products for fast Internet and location networking.

 Deutsche Telekom is systematically expanding its offering for connected working among business customers. At CeBIT 2009, new products and services were presented for fast, secure Internet connection, high-performance link-up of local area networks (LANs), and low-cost voice communications. What all these solutions have in common is that they enhance communications with customers and business partners as well as cooperation between locations, and thus significantly improve the competitiveness of companies.

Systems Solutions.

Major international contract: Linde AG commissions Deutsche Telekom subsidiary to provide data center and storage services.

 T-Systems and Linde AG have signed a contract for the operation of a computing center and storage services supporting Linde AG’s operations throughout Europe. This large-scale contract has a three-digit million volume and will run for seven years. It constitutes a further milestone in the international growth strategy of Deutsche Telekom's corporate customers arm. The contract strengthens T-Systems' position in the manufacturing industry. Under the new contract, Linde will procure and pay for its future data  center and storage services in a dynamic way that is fully tailored to current needs and its own business processes.

T-Systems links up branches of REWE Group in Germany.

T-Systems is linking up the German operation of the REWE Group with corporate headquarters in Cologne through a virtual private network (VPN). The new network solution will serve almost all companies in this group, which in addition to the REWE supermarkets includes the discount retailer Penny, Pro Markt, toom hypermarkets and beverage stores, as well as the former Extra department stores. Under the contract, T-Systems will also incorporate the tourism arm of the REWE Group with its 900 DER and Atlas travel agencies in the network. The VPN solution will enable the REWE Group to process both receipt and planning data online in the central merchandise management system. The stores connected to the network place all orders online.

T-Systems secures public-sector contracts in the first quarter of 2009.

T-Systems secured public-sector contracts in the first quarter of 2009. Following a Europe-wide invitation to tender, the Ministry of Finance of North Rhine-Westphalia awarded Deutsche Telekom’s systems solutions arm the contract for introducing a new budgeting and accounting system. The eight-year contract has a volume in the high double-digit million range. T-Systems also won a contract worth around EUR 0.1 billion in Baden-Württemberg.
The Deutsche Telekom subsidiary will install and provide support for new PCs and printers at the office workstations of the Ministry of Justice, the Ministry of Science, public prosecutors' offices, courts, the penal system, and other selected regional public authorities. In March 2009, T-Systems won another contract in North Rhine-Westphalia for operation of the state administration network and the tax office and police special networks. The contract has a volume of over EUR 50 million and a four-year term with options for extensions. In addition, T-Systems is establishing and operating the backbone of future online communication for public administration in Germany. The
DOI (Deutschland-Online Infrastruktur) network connects the communications networks of national, regional and local governments across the country, as well as linking them to the European administration network TESTA
(Trans-European Services for Telematics between Administrations).

T-Systems and Cognizant manage software applications for Continental AG.

The strategic arrangement between T-Systems and Cognizant continues to be successful: Both companies assumed responsibility for the stable operation of the application landscape in the research and development department of Continental's tire divisions in Hanover at the beginning of 2009. The agreement has a term of three years. Cognizant is providing a considerable proportion of the application management services from India.

Regulatory situation.

Abuse proceedings relating to minimum contract terms discontinued.

On January 6, 2009, the Federal Network Agency decided to discontinue the abuse proceedings filed by HanseNet Telekommunikation GmbH relating to the contract terms of Deutsche Telekom's Call & Surf packages. The Federal Network Agency determined that there were no viable reasons to justify shortening the contract terms.

Order to allow access to cross-connect cabinets.

In a decision on March 3, 2009, the Federal Network Agency ordered Deutsche Telekom to grant its competitors access to the unbundled local loop line also at new cross-connect cabinets, subject to certain conditions.

Draft regulatory order on telephone lines.

The Federal Network Agency published a draft regulatory order on the market for telephone lines on March 18, 2009. One requirement imposed by the draft order is that call-by-call and preselection also be allowed for all-IP lines. A final ruling is expected in the second quarter of 2009.

Federal Network Agency approves rates for unbundled local loop lines.

The Federal Network Agency approved new rates for the unbundled local loop (ULL) line on March 31, 2009. The ULL will now cost EUR 10.20 per month – down from EUR 10.50. A rate of EUR 7.21 was agreed for the ULL to which access is provided in the street cabinet. These rates apply for a period of two years starting on April 1, 2009. The weighted average cost of capital (WACC) used for the regulation of rates was also reduced in the process from 8.07 percent in real terms to 7.19 percent.

Mobile termination rates in Germany.

On March 31, 2009, the Federal Network Agency approved new rates for termination of calls in the four German mobile communications networks. From April 1, 2009, the rates applicable to T-Mobile and Vodafone were thus reduced from 7.92 ct/min to 6.59 ct/min, while the rates applicable to E-Plus and O2 were reduced from 8.8 ct/min to 7.14 ct/min. This narrowed again the gap between the rates for the D and E networks in both absolute and relative terms. The new mobile termination rates have been approved until November 30, 2010, increasing the term compared with the previous rate ruling from 16 to 20 months.

Key elements paper on the digital dividend – auction.

On March 16, 2009, the Federal Network Agency published its key elements paper on awarding usage rights to   the spectrum: There are plans to award 6 spectrum blocks of 2.5 MHz each for nationwide use. The spectrum will be auctioned together with frequencies from the 2.6 GHz, 2.1 GHz, and 1.8 GHz bands. The award procedure is expected to start at the end of 2009.

Flexible GSM license (refarming).

The Federal Network Agency conducted a consultation between November 19, 2008 and January 19, 2009. T-Mobile Deutschland's answer contained statements to the effect that starting in 2010 all mobile network operators should uniformly be given the option of refarming (creating a more flexible environment for the use of 900 and 1800 MHz spectrum, also by using technologies other than GSM). Making GSM licenses more flexible is also an important topic for T-Mobile UK at the moment. The UK media regulator Ofcom has already made proposals for this but favors a solution within the industry. Mandatory regulatory action has been announced in the event that this should fail. T-Mobile UK has since made alternative proposals of its own.

Group strategy.

"Focus, fix and grow" – targeted implementation of Group strategy.

Deutsche Telekom's vision of connected life and work takes account of changes in user behavior: Communication is becoming increasingly individualized, products and services can be personalized, media content is being digitized, users are becoming more mobile, and value creation is increasingly carried out at a global level. Deutsche Telekom is acting on these trends and focusing systematically on the changing needs of connected life and work. Long-term success in business can be achieved by developing innovative products and services, improving customer service, investing in broadband infrastructure, becoming an integrated organization, and using opportunities for growing abroad.

With its "Focus, fix and grow" strategy, Deutsche Telekom continues to pursue the four strategic areas of action even in times of economic turmoil:

Improve competitiveness in Germany and in Southern and Eastern Europe

Grow abroad with mobile

Mobilize the Internet

Roll out network-centric ICT

Improve competitiveness.

Deutsche Telekom is meeting the challenges in Germany as well as in the markets of Southeastern Europe decisively and with a forward-looking approach. One of the principal tenets of its strategy is a stronger emphasis on the Group's regional positioning, which is integrated through fixed and mobile communications. This will enable Deutsche Telekom to cement its position in highly competitive areas such as the German DSL market. Here, the Group won the most new DSL customers for the tenth consecutive quarter and increased the number of DSL retail lines to around 11 million. Other bases for strategic success are the targeted investments in state-of-the-art broadband infrastructure, the enhanced pricing and product policy, and ongoing improvement of the cost structure and customer service. Today, Deutsche Telekom already serves up to 1,000 German towns and cities with a high-performance ADSL2+ network and will conclude the roll-out of VDSL in Germany's 50 largest towns and cities by mid-2009. Deutsche Telekom relies on cooperative projects with local authorities and competitors such as M-Net in Augsburg, Vodafone in Würzburg and Heilbronn, or EWE in Bremerhaven and eight other towns in Lower Saxony to continue its development of Germany's broadband infrastructure. Cooperation with NetCologne in Aachen is also planned.  Deutsche Telekom is continuing its course with its IPTV packages and intends, for example, to increase the number of Entertain packages marketed in Germany by the end of 2009.  In addition to attractive prices, Deutsche Telekom's growth strategy involves continuous expansion of content – new channels such as TNT Serie or the TV-Selection series flat rate – as well as consolidation of its role as a pioneer of HD and networking of a wide variety of different media. Starting in summer 2009, all Entertain customers will be able to read e-mail, listen to music, view personal photos and videos, and share this content with friends and acquaintances – all on their TV. Besides taking advantage of opportunities for growth, maintaining costs at a competitive level and improving customer service are ongoing tasks. Deutsche Telekom has been working on precisely that with its Save for Service program launched in 2006. Deutsche Telekom maintains its target of achieving long-term savings of no less than EUR 4.7 billion a year through 2010. By March 31, 2009, annualized savings totaled approximately EUR 4.4 billion.

Grow abroad with mobile communications.

Mobile communications business outside Germany is a key growth driver for Deutsche Telekom, one with which the Company hopes to leverage international economies of scale and synergies. This will entail both consolidation in existing markets, wherever this is feasible and worthwhile, and involvement in areas where Deutsche Telekom does not currently operate. Deutsche Telekom has steadily increased the proportion of its revenue generated outside of Germany through organic and inorganic growth, especially in the United States and Southern and Eastern Europe. Approximately 56.3 percent of net revenue is currently generated outside Germany, most of which originates from the mobile communications business.

In a difficult competitive market environment created in part by the financial and economic crisis, T-Mobile USA added some 415,000 customers to its customer base in the first quarter of 2009 through organic growth, which corresponds to customer growth of 7.7 percent compared with the prior-year period. This was helped, for example, by outstanding customer service (ranked first in the J.D. Power and Associates 2009 Wireless Customer Care Performance Study), innovative products such as the T-Mobile G1, and systematic expansion of the mobile broadband infrastructure.

T-Mobile USA intends to continue to make investments and almost double its 3G network coverage in 2009 so that it will be able to serve around 200 million U.S. residents by the end of the year. In 2008, Deutsche Telekom reinforced its footprint in Southern and Eastern Europe by acquiring a 25-percent plus one share stake in Greece's largest telecommunications company, the OTE group. As of the end of the first quarter of 2009, OTE had 7.5 million fixed-network lines, 1.7 million broadband customers, and 19.9 mobile customers served by its fully consolidated companies. Its combined footprint covers the whole of Central, Southern, and Eastern Europe. This holds the prospect of future growth for both companies as well as the leveraging of synergy effects and also means that Deutsche Telekom's international growth strategy will be continuously enhanced.

Mobilize the Internet.

Mobile data use remained very popular in the first quarter of 2009. Deutsche Telekom is therefore adhering to its strategy of providing its customers with a mix of innovative as well as exclusive handsets and applications, attractive prices, and a first-class broadband infrastructure. This brought the number of mobile Internet users – with or without subscription - to just under 17 million in the six companies in Western Europe, the Czech Republic and Poland. In addition, having already launched  the T-Mobile G1, the world's first Android-based mobile phone, in  the United States and the United Kingdom, T-Mobile continued to roll it out in other European markets: in Austria, the Czech Republic, and the Netherlands on January 1, 2009, then in Germany and Poland in February. After the successful launch of the iPhone in Western European markets, T-Mobile now sells the device in a total of twelve countries. Besides the iPhone and the T-Mobile G1, mini-notebooks are key products for pushing the success of the mobile Internet, which is why T-Mobile is systematically building up its portfolio of mini-notebooks. In addition to notebooks from Acer, Samsung, and Sony, T-Mobile offers 700 series HP Compaq mini-notebooks in Germany and the Netherlands. Combined with attractive broadband Internet contracts and market prices, mini-notebooks will further increase revenue from mobile data communications. With web’n’walk, T-Mobile also gives its customers a proprietary platform for accessing the mobile Internet quickly and easily. This taps the intuitive user experience of an iPhone or a T-Mobile G1 for other mobile devices. T-Mobile showcased the new web’n’walk widget platform at the Mobile World Congress in Barcelona in February 2009 which will allow users to directly access their favorite personalized Internet services from the starting screen on their phone. The cooperation announced by T-Mobile and Nokia will make this offering even more appealing. Starting in the second half of 2009, the companies will offer an integrated marketplace that will give users access to a wide selection of widgets, applications, and content from the T-Mobile Widget Gallery and Nokia's Ovi Store. As a leading broadband provider, Deutsche Telekom benefits significantly from growth in mobile web surfing on mobile phones, smartphones, notebooks, and mini-notebooks. To provide the best possible access for connected life and work on the move any time and any place, Deutsche Telekom is also relying on the continuous acceleration of its mobile communications networks (GPRS/ EDGE, as well as UMTS/ HSDPA and HSUPA) and concluded its first successful tests with fourth-generation mobile communications (LTE).

Roll out network-centric ICT.

T-Systems operates networks and data centers worldwide that form the basis of an integrated portfolio of information and communication technology (ICT) solutions for multinational corporations and public-sector entities. By focusing on the individualized project and solutions business for corporate customers, T-Systems will benefit even more from the dynamic demand for network-centric ICT solutions in the future. T-Systems again secured major contracts in the first quarter of 2009. In addition to an SAP Services contract with The Nuance Group, T-Systems is taking charge of IT services Europe-wide for Linde AG within the scope of a service agreement. This contract has a three-digit million volume and will run for seven years.

T-Systems also benefited considerably from public-sector contracts in the first quarter of 2009. In addition to a contract to manage the IT workstations of various ministries and government agencies in Baden-Württemberg, T-Systems recently won another contract from North Rhine-Westphalia for the operation of the state administration network and the tax office and police special networks.

The partnership entered into by T-Systems and Cognizant in 2008 in the systems integration area is continuing to develop successfully. Since 2009, both partners have been supporting Continental's tire division in Hanover, for example, handling the application management services of the research and development unit.

T-Systems is implementing an efficiency enhancement program to boost its competitiveness and improve its results. T-Systems' current operating performance figures show that this program is already having a positive effect.

Development of business in the Group.

Net revenue.

Deutsche Telekom generated revenue of EUR 15.9 billion in the first three months of financial year 2009. This corresponds to an increase of EUR 0.9 billion or 6.2 percent compared with the first three months of 2008. The first-time full consolidation of the OTE group was the primary contributor to the positive development of revenue.

The Mobile Communications Europe operating segment recorded a 1.7-percent increase in revenue to EUR 5.1 billion. This increase was also largely due to the full consolidation of OTE which contributed EUR 0.4 billion to segment revenue. Revenue for the first quarter was negatively affected by exchange rate effects amounting to EUR 0.3 billion, which resulted mainly from the translation of pound sterling and Polish zlotys into euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue. T-Mobile UK in particular recorded a decrease in average revenue per user.

Revenue generated by the Mobile Communications USA operating segment increased EUR 0.7 billion quarter-on-quarter to EUR 4.1 billion. This revenue growth was primarily the result of positive exchange rate effects totaling EUR 0.5 billion from the translation of U.S. dollars to euros. The first-time full inclusion of SunCom for the full quarter as well as customer growth also contributed to revenue growth compared to the first quarter of 2008. Reflecting the effects of the unfavorable development of the economy in general, average revenue per user declined, however.

Revenue from the Broadband/Fixed Network operating segment increased EUR 0.2 billion year-on-year to EUR 5.9 billion. The positive effects of the first-time full consolidation of OTE amounted to EUR 0.5 billion, which were partly offset by a decrease in revenue of EUR 0.3 billion due to line losses and lower usage-dependent charges in Germany, and intense competition in Eastern Europe.

The Systems Solutions operating segment generated revenue of EUR 2.1 billion. Although international revenue recorded an increase, revenue declined by EUR 0.1 billion year-on-year, however, primarily due to lower intersegment revenue.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666
Mobile Communications Europe[a,b]	5,077	4,992	85	1.7	20,663
Mobile Communications USA[a]	4,137	3,461	676	19.5	14,957
Broadband/Fixed Network[a,b,c]	5,882	5,677	205	3.6	22,501
Systems Solutions[a,c]	2,106	2,200	(94)	(4.3)	9,343
Group Headquarters & Shared Services[a,b]	878	884	(6)	(0.7)	3,573
Intersegment revenue[d]	(2,178)	(2,236)	58	2.6	(9,371)

a        Total revenue (including revenue between operating segments).
b        Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments.
    For detailed information, please refer to the interim consolidated financial statements.
c       As of January 1, 2009, approximately 160,000  business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment)
    to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.
d        Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	Q1 2009 millions of €	Proportion of net revenue of the Group %	Q1 2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	100.0	14,978	100.0	924	6.2	61,666
Mobile Communications Europe[a]	4,894	30.8	4,835	32.3	59	12	19,978
Mobile Communications USA	4,133	26.0	3,457	23.1	676	19.6	14,942
Broadband/Fixed Network[a], b	5,235	32.9	5,032	33.6	203	4.0	19,779
Systems Solutions[b]	1,496	9.4	1,504	10.0	(8)	(0.5)	6,368
Group Headquarters & Shared Services[a]	144	0.9	150	1.0	(6)	(4.0)	599

a        Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments.
    For detailed information, please refer to the interim consolidated financial statements.
b       As of January 1, 2009, approximately 160,000  business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment)
    to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

With 32.9 percent, the Broadband/Fixed Network operating segment provided the largest contribution to the net revenue of the Group. While the Mobile Communications USA operating segment increased its proportion of net revenue of the Group year-on-year, those of the operating segments Mobile Communications Europe, Broadband/Fixed Network, despite the inclusion of OTE, and Systems Solutions declined.

Breakdown of revenue by region.

The proportion of net revenue generated outside Germany in the first quarter of 2009 increased by 4.7 percentage points compared with the prior-year period to reach 56.3 percent. This was primarily due to revenue growth in North America and Europe. Revenue in North America was positively affected by exchange rate effects. The increase in revenue in Europe was mainly a result of the first-time full consolidation of OTE.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6,2	61,666
Domestic	6,943	7,254	(311)	(4.3)	28,885
International	8,959	7,724	1,235	16.0	32,781
Proportion generated internationally (%)	56.3	51.6			53.2
Europe (excluding Germany)	4,684	4,144	540	13.0	17,324
North America	4,148	3,460	688	19.9	14,931
Other	127	120	7	5.8	526

Cost of sales.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,906)	(8,322)	(584)	(7.0)	(34,592)

The cost of sales increased year-on-year in the first quarter of 2009. The first-time full consolidation of OTE contributed EUR 0.5 billion to this increase. The Mobile Communications USA operating segment recorded an increase of EUR 0.2 billion in the cost of sales. In addition, exchange rate effects of EUR 0.3 billion had a negative impact on this operating segment..By contrast, a decrease of EUR 0.4 billion in the cost of sales was recorded by the operating segments Systems Solutions, Mobile Communications Europe, and Broadband/Fixed Network excluding OTE. The Broadband/Fixed Network segment cut costs in Germany in particular.

Selling expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Selling expenses	(3,996)	(3,709)	(287)	(7.7)	(15,952)

Selling expenses increased by EUR 0.2 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects totaling EUR 0.1 billion, especially from the translation of U.S. dollars to euros, also impacted selling expenses.

General and administrative expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,136)	(1,103)	(33)	(3.0)	(4,821)

The slight increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time.

Other operating income / expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Other operating income	387	755	(368)	(48.7)	1,971
Other operating expenses	(2,007)	(301)	(1,706)	n.a.	(1,232)

Other operating income decreased by EUR 0.4 billion compared with the first three months of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

In the first quarter of 2009, this item also included income from the reclassification of real estate from assets held for sale to non-current assets.

Other operating expenses rose by EUR 1.7 billion compared with the first three months of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009. For further details, please refer to the "Depreciation, amortization and impairment losses" section.

Profit (loss) from operations

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss) from operations	244	2,298	(2,054)	(89.4)	7,040
Mobile Communications Europe[a]	(1,166)	759	(1,925)	n.a.	3,188
Mobile Communications USA	530	502	28	5.6	2,299
Broadband/Fixed Network[a,b]	1,170	889	281	31.6	2,759
Systems Solutions[b]	11	483	(472)	(97.7)	81
Group Headquarters & Shared Services[b]	(269)	(277)	8	2.9	(1,198)
Reconciliation	(32)	(58)	26	44.8	(89)

a        Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments.
    For detailed information, please refer to the interim consolidated financial statements.
b       As of January 1, 2009, approximately 160,000  business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment)
     to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Profit from operations of the Group decreased by EUR 2.1 billion year-on-year to EUR 0.2 billion. This was primarily the result of an impairment loss recognized on the goodwill of the cash generating unit in the Mobile Communications Europe operating segment. While profit from operations generated by the Mobile Communications Europe and Systems Solutions operating segments declined, the Broadband/Fixed Network and Mobile Communications USA operating segments improved profit from operations year-on-year.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment. This was mainly a consequence of the significant economic slowdown and intensified competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue, while increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base. In addition, higher expenditure for customer acquisition and retention in Austria and Poland had a negative effect on profit from operations. The first time full inclusion of OTE, on the other hand, had a positive impact on the Mobile Communications Europe segment operating profit.

Profit from operations in the Mobile Communications USA operating segment increased slightly due to exchange rate effects that compensated for the decline in average revenue per user. Profit from operations generated by the Systems Solutions operating segment declined compared to the prior-year quarter, which included the gain on the disposal of Media&Broadcast. The Broadband/Fixed Network operating segment recorded higher profit from operations due to the first-time full consolidation of OTE and cost-cutting measures.

Profit (loss) from financial activities.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(742)	(677)	(65)	(9.6)	(3,588)
Finance costs	(632)	(572)	(60)	(10.5)	(2,487)
Interest income	100	71	29	40.8	408
Interest expense	(732)	(643)	(89)	(13.8)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	11	(6)	(54.5)	(388)
Other financial income (expense)	(115)	(116)	1	0.9	(713)

The year-on-year increase in loss from financial activities in the first quarter of 2009 was primarily a result of increased interest expense. This increase in turn is mainly attributable to the full inclusion of OTE in the consolidated financial statements for the first time.

Personnel.

	Q1 2009	Q1 2008	Change	Change %	FY 2008
Personnel costs (millions of €)	(3,310)	(3,320)	10	0.3	(14,078)

Average number of employees	249,325	238,073	11,252	4.7	234,887

	Mar. 31, 2009	Dec. 31, 2008	Change	Change %	Mar. 31, 2008
Number of employees at balance sheet date	260,798	227 747	33,051	14.5	237,757
Germany	131,312	131,713	(401)	(0.3)	145,003
International	129,486	96,034	33,452	34.8	92,754

Non-civil servants	228,928	195,634	33,294	17.0	202,586
Civil servants	31,870	32,113	(243)	(0.8)	35,171

Trainees and student interns at balance sheet date	10,215	11,668	(1,453)	(12.5)	10,534

Personnel costs in the first quarter of 2009 remained almost unchanged year-on-year. The effect of staff reductions in Germany was almost fully offset by the full inclusion of OTE for the first time.
These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

Depreciation, amortization and impairment losses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(2,591)	(776)	(1,815)	n.a.	(3,397)
Of which: UMTS licenses	(209)	(221)	12	5.4	(868)
Of which: U.S. mobile communications licenses	-	(14)	14	n.a.	(21)
Of which: goodwill	(1,803)	-	(1,803)	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,107)	(1,881)	(226)	(12.0)	(7,578)
Total depreciation, amortization and impairment losses	(4,698)	(2,657)	(2,041)	(76.8)	(10,975)

Depreciation, amortization and impairment losses in the Group increased due to the full inclusion of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base.

Profit (loss) before income taxes.

Profit (loss) before income taxes in the first quarter of 2009 decreased by EUR 2.1 billion year-on-year to a loss of EUR 0.5 billion. Profit (loss) before income taxes was impacted in particular by the impairment of goodwill at T-Mobile UK amounting to EUR 1.8 billion in the Mobile Communications Europe operating segment.

Income taxes.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Income taxes	(426)	(562)	136	24.2	(1,428)

Despite significantly lower profit (loss) before income taxes, income tax expense only decreased to a minor extent year-on-year. This relatively small decrease in income tax expense is attributable to the impairment of goodwill in the reporting period that had no tax effect.

Net profit (loss).

Deutsche Telekom generated a net loss of EUR 1.1 billion in the first quarter of 2009, compared with a net profit of EUR 0.9 billion in the same period of the previous year. This was again due to the aforementioned effects.

Liquidity and Capital Resources.

Liquidity

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Net cash from operating activities	2,801	3,331	15,368
Net cash used in investing activities	(1,344)	(2,223)	(11,384)
Net cash used in financing activities	(387)	(1,055)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	17	18	(61)
Net increase (decrease) in cash and cash equivalents	1,087	71	826
Cash and cash equivalents, at the beginning of the period	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	4,113	2,271	3,026

Net cash from operating activities.

Net cash from operating activities amounted to EUR 2.8 billion in the reporting period, compared with EUR 3.3 billion in the prior-year period. This decrease was primarily attributable to the development of working capital, which, in the first three months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments increased year-on-year, in particular as a result of the first-time full inclusion of OTE from February 2009.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 1.3 billion as compared with EUR 2.2 billion in the same period of the previous year. This development was mainly due to the addition of the cash and cash equivalents of the OTE group amounting to EUR 1.6 billion as part of the first-time consolidation of OTE from February 2009. At the same time, net cash outflows for acquisitions and disposals decreased by EUR 0.1 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first quarter of 2008, the first three months of 2009 only saw cash outflows of EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH. On the other hand, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.8 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.4 billion in the first quarter of 2009, compared with EUR 1.1 billion in the prior-year quarter. This change was mostly attributable to of EUR 0.5 billion higher year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.3 billion lower net repayments of current financial liabilities. By contrast, Hrvatske telekomunikacije paid out an interim dividend of EUR 0.1 billion in the first quarter of 2009, whereas in the prior-year quarter, no such payment was made. The issue of financial liabilities in the first quarter of 2009 related mainly to the issue of a Eurobond for EUR 2.0 billion and the issue of promissory notes for an amount of EUR 0.2 billion. Medium-term notes for an amount of EUR 1.0 billion, a USD bond for an amount of EUR 0.7 billion, and commercial papers for an amount of EUR 0.5 billion were repaid during the same period.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €

Capital expenditures	2,611	1,792	819	45.7	8,707
Investments in subsidiaries and non-current financial assets	80	1,050	(970)	(92.4)	4,291
Proceeds from disposal of non-current assets and investments	(107)	(924)	817	88.4	(1,252)
Other	(1,240)	305	(1,545)	n.a.	(362)
Net cash used for investing activities	1,344	2,223	(879)	(39.5)	11,384

Capital Resources

Total Financial Liabilities

The following table summarizes our total financial liabilities as of March 31, 2009 and 2008, and December 31, 2008:

	As of March 31, 2009	As of December 31,2008	Change	% Change	As of March 31, 2008
		(millions of €, except where indicated)
Bonds	39,659	34,302	5,357	15.6	31,712
Liabilities to banks	4,670	4,222	448	10.6	3,936
Promissory notes	1,036	887	149	16.8	733
Liabilities from derivatives	811	1,088	(277)	(25.5)	1,345
Lease liabilities	1,987	2,009	(22)	(1.1)	2,100
Other financial liabilities	4,949	4,086	863	21.1	2,681
Total	53,112	46,594	6,518	14.0	42,507

Total financial liabilities increased as of March 31, 2009, as compared with December 31, 2008, primarily as a result of the full consolidation OTE. In addition, we made principal repayments at maturity of EUR 2.3 billion, which were offset by the issuance of a EUR 2.0 billion bond.

The principal amount, scheduled maturity and interest rate of the major liability issued in the first quarter of 2009 is as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)

Fixed Rate Bond	2,000	January 20, 2017	6.00%

Segment reporting.

The following tables give an overall summary of Deutsche Telekom's operating segments for the first quarters of 2009 and 2008 as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit (loss) of the segments to the Group's profit (loss) for the respective period.

Segment information in the quarters.

Q1 2009 Q1 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	4,894	183	5,077	(1,166)	(908)	(1,803)	34,781	11
	4,835	157	4,992	759	(940)	0	33,842	1
Mobile Communications USA	4,133	4	4,137	530	(531)	0	35,932	16
	3,457	4	3,461	502	(446)	(14)	29,526	11
Broadband/Fixed Network[a]	5,235	647	5,882	1,170	(998)	(7)	32,546	69
	5,032	645	5,677	889	(905)	(2)	27,127	86
Systems Solutions[a]	1,496	610	2,106	11	(177)	0	6,896	50
	1,504	696	2,200	483	(187)	(1)	7,003	19
Group Headquarters & Shared Services	144	734	878	(269)	(180)	(103)	13,425	0
	150	734	884	(277)	(172)	(5)	12,219	4
Total	15,902	2,178	18,080	276	(2,794)	(1,913)	123,580	146
	14,978	2,236	17,214	2,356	(2,650)	(22)	109,717	121
Reconciliation	-	(2,178)	(2,178)	(32)	8	1	(4,122)	0
	-	(2,236)	(2,236)	(58)	14	1	(3,331)	0
Group	15,902	-	15,902	244	(2,786)	(1,912)	119,458	146
	14,978	-	14,978	2,298	(2,636)	(21)	106,386	121

a        As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Network[a]	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutions[a]	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a        As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Reconciliation of total profit (loss) of segments to the Group's profit (loss) for the period.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	276	2,356	7,129
Reconciliation to the Group	(32)	(58)	(89)
Profit (loss) from operations of the Group	244	2,298	7,040
Profit (loss) from financial activities	(742)	(677)	(3,588)
Profit (loss) before income taxes	(498)	1,621	3,452
Income taxes	(426)	(562)	(1,428)
Profit (loss)	(924)	1,059	2,024

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs.

	Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Mobile Communications Europe[a]	115.3	114.9	0.3	108.2	6.6
T-Mobile Deutschland[b]	39.0	39.1	(0.3)	37.1	5.1
T-Mobile UKc	16.7	16.8	(0.6)	17.1	(2.3)
PTC (Poland)	13.3	13.3	0.0	13.0	2.3
T-Mobile Netherlands (NL)[d]	5.2	5.3	(1.9)	5.2	0.0
T-Mobile Austria (A)	3.4	3.4	0.0	3.3	3.0
T-Mobile CZ (Czech Republic)	5.4	5.4	0.0	5.3	1.9
T-Mobile Hungary	5.3	5.4	(1.9)	4.9	8.2
T-Mobile Croatia	2.8	2.7	3.7	2.5	12.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.3	0.0
Other[e]	1.9	1.9	0.0	1.7	11.8
COSMOTE Greece	8.4	7.9	6.3	6.5	29.2
COSMOTE Romania	6.1	5.9	3.4	4.2	45.2
COSMOTE Bulgaria	4.0	4.1	(2.4)	3.9	2.6
COSMOTE Albania	1.4	1.4	0.0	1.2	16.7
Mobile Communications USA[a]	33.2	32.8	1.2	30.8	7.8
Mobile customers (total)[a]	148.4	147.6	0.5	139.0	6.8

a        One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Customers of COSMOTE (entity of the OTE group) were also included in the historic customer base.
b        Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore  its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
c        Including Virgin Mobile.
d        The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
e        "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe.

In spite of stiff competition, the European mobile companies were able to maintain their market positions in the first quarter of 2009. The total number of customers in Europe increased slightly to 115.3 million. The mobile communications companies in Greece, Romania, and Croatia were especially successful in expanding their customer base. The slight decrease in customer levels at five companies compared with the end of 2008 is mainly attributable to the prepaid business. T-Mobile UK recorded a decline in the number of Virgin Mobile customers in particular, all of whom are counted as prepay customers. The proportion of prepay customers also decreased, for example, at T-Mobile Deutschland, T-Mobile Hungary, T-Mobile Netherlands, and COSMOTE Bulgaria.

In contrast to the prepaid business, business with contract customers developed very encouragingly in the first quarter of 2009, with most T-Mobile companies further enlarging their contract customer base. The T-Mobile subsidiaries in the Netherlands, the United Kingdom, the Czech Republic, Hungary, and Poland were the main drivers of this growth. The percentage share of contract customers as a proportion of the total customer base also improved substantially compared with the end of 2008. Increases were posted by all companies in Western, Southern and Eastern Europe, but especially by the T-Mobile subsidiaries in the Netherlands, the Czech Republic, Hungary, Slovakia, and Macedonia. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets, flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. In Germany and the other markets where T-Mobile has launched the Apple iPhone 3G, this device made a significant contribution to contract customer growth. T-Mobile also expanded its contract customer base with the introduction of the T-Mobile G1 in the UK market at the end of 2008 as well as in Austria, the Czech Republic, the Netherlands, Germany, and Poland in early 2009.

Mobile Communications USA.

The Mobile Communications USA operating segment added 415,000 net customers in the first quarter of 2009, compared to 981,000 in the first quarter of 2008 (not including 1.1 million customers added as a result of the SunCom acquisition in February 2008) and 621,000 in the fourth quarter of 2008. New contract customers accounted for 39 percent of the new customers in the first quarter of 2009, compared to 75 percent in the first quarter of 2008 and 43 percent in the fourth quarter of 2008. The lower share of contract customers in the first quarter of 2009 compared to the first quarter of 2008 can be attributed primarily to an increase in contract customer churn caused by customers whose two-year contracts (that were first introduced in April 2006) are coming to an end and by continued competitive intensity. Holiday season sales contributed to customers added being higher in the fourth quarter of 2008 compared to the first quarter of 2009.

ARPU

	Q1 2009 Service Revenue	Q1 2009	Q1 2009 Average number of customers	Q1 2008 Service Revenue	Q1 2008	Q1 2008 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Mobile Communications Europe
T-Mobile Deutschland	1,722	15	38.9	1,712	16	36.5
T-Mobile UK a	760	21	12.0	955	26	12.1
PTC (Poland)	407	10	13.3	511	13	13.0
T-Mobile Netherlands (NL)	372	23	5.3	383	25	5.2
T-Mobile Austria (A)	256	25	3.4	264	27	3.3
T-Mobile CZ (Czech Republic)	265	16	5.4	299	19	5.3
T-Mobile Hungary	198	12	5.4	234	16	4.9
T-Mobile Croatia	118	15	2.7	120	17	2.4
T-Mobile Slovensko (Slovakia)	130	19	2.3	120	17	2.4
T-Mobile Macedonia	38	9	1.4	37	10	1.2
COSMOTE Greece	222	13	5.5	---	---	---
COSMOTE Romania	58	5	4.0	---	---	---
COSMOTE Bulgaria	62	8	2.7	---	---	---
COSMOTE Albania	25	9	0.9	---	---	---

Mobile Communications USA	3,570	36	33.0	2,973	34	29.5

a Excludes Virgin Mobile customers and revenues for purposes of calculating ARPU.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Mobile Communications Europe: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue[a]	5,077	4,992	85	1.7	20,663
Of which: T-Mobile Deutschland	1,874	1,884	(10)	(0.5)	7,770
T-Mobile UK	836	1,058	(222)	(21.0)	4,051
PTC	416	524	(108)	(20.6)	2,260
T-Mobile NL	444	416	28	6.7	1,806
T-Mobile A	267	274	(7)	(2.6)	1,085
T-Mobile CZ	275	311	(36)	(11.6)	1,329
T-Mobile Hungary	218	258	(40)	(15.5)	1,117
T-Mobile Croatia	134	129	5	3.9	616
T-Mobile Slovensko	140	128	12	9.4	571
Other[b]	55	53	2	3.8	248
COSMOTE Greece[c]	286	-	n.a.	n.a.	-
COSMOTE Romania[c]	77	-	n.a.	n.a.	-
COSMOTE Bulgaria[c]	81	-	n.a.	n.a.	-
COSMOTE Albania	26	-	n.a.	n.a.	-

Profit (loss) from operations[d]	(1,166)	759	(1,925)	n.a.	3,188

Depreciation, amortization and impairment losses[d]	(2,711)	(940)	(1,771)	n.a.	(3,875)

Cash capex[e]	(642)	(471)	(171)	(36.3)	(1,897)

Number of employees[f]	35,481	29,279	6,202	21.2	29,237

The presentation includes the first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.

a        The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b        "Other" includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
c        Including the relevant Germanos (sales) companies in the Greek, Romanian, and Bulgarian markets.
d        Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.
e        Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f        Average number of employees.

Mobile Communications USA: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	4,137	3,461	676	19.5	14,957

Profit from operations	530	502	28	5.6	2,299

Depreciation, amortization and impairment losses	(531)	(460)	(71)	(15.4)	(1,884)

Cash capex [a]	(865)	(480)	(385)	(80.2)	(2,540)

Number of employees[b]	37,720	34,452	3,268	9.5	36,076

Including first-time consolidation of SunCom from February 22, 2008.

a        Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b        Average number of employees.

Mobile Communications Europe: Total revenue.

Revenue in the Mobile Communications Europe operating segment increased by EUR 85 million year-on-year or 1.7 percent. This positive development was driven by the first-time inclusion of the COSMOTE (entity of the OTE group) companies in February 2009. The COSMOTE companies include the mobile network operators in Greece, Romania, Bulgaria and Albania, as well as the Germanos sales companies in Greece, Romania and Bulgaria. Not including COSMOTE, revenue would have been lower compared with the first quarter of 2008, mainly due to negative exchange rate effects.  The generally strained economic situation and the intense competitive pressure reduced revenue from operating activities in the first quarter of the year.  PTC's revenues declined compared to the first quarter of 2008 primarily as a result of negative exchange rate effects.  T-Mobile Netherlands contributed to revenue growth, mainly thanks to revenue from its Online operations. All national companies in Southern and Eastern Europe again recorded increases in revenue, with the exception of T-Mobile Hungary. Revenue at T-Mobile UK decreased, due mainly to a strong negative effect of the pound sterling exchange rate. Regulatory decisions and fierce competition also impacted revenue at T-Mobile UK in the first quarter of 2009. The decline in revenue at T-Mobile Deutschland is mainly attributable to lower national roaming revenues with O2. The more restrictive regulatory environment and intense competition also contributed to the decrease in revenue. At T-Mobile Austria, the decrease in revenue was a result of the ongoing intense price competition and price cuts imposed by regulation. However, a targeted focus on acquiring contract customers partially offset the decrease in revenue at both companies.

Mobile Communications Europe: Profit from operations.

Profit from operations in the Mobile Communications Europe operating segment declined by EUR 1.9 billion year-on-year in the first quarter of 2009. This was mainly attributable to an impairment loss of EUR 1.8 billion recognized on the goodwill of cash generating unit T-Mobile UK.  The changes in exchange rates at T-Mobile UK, PTC, and T-Mobile CZ also contributed to this decline as the currencies of these countries lost considerable value against the euro. T-Mobile UK's results were also impacted by lower net revenues as well as higher revenue-related expenses and increased expense for customer retention measures. The continuing intense price competition and price cuts imposed by regulation as well as higher expenses for customer acquisition and retention led to a reduction in profit from operations at T-Mobile Austria. T-Mobile Deutschland succeeded in slightly increasing profit from operations in the face of stiff competition. Lower national roaming revenues and higher selling expenses were compensated in Germany by continued successful cost management. The national companies in Slovakia, Croatia, and the Netherlands all posted improved profit from operations. The first-time inclusion of the COSMOTE companies also had a positive effect on earnings. In addition, lower depreciation, amortization and impairment losses, particularly at PTC, T-Mobile Netherlands, T-Mobile Deutschland, and T-Mobile Austria, had a positive impact on profit from operations.

Mobile Communications Europe: Cash capex.

Cash capex in the Mobile Communications Europe operating segment rose by EUR 171 million year-on-year to EUR 642 million. This increase was substantially due to the first-time inclusion of the COSMOTE companies. While capital expenditures decreased in Hungary, Poland and Montenegro, it increased primarily in the United Kingdom, Germany, Austria, and Slovakia.

Mobile Communications Europe: Personnel.

The average number of employees rose sharply year-on-year, due mainly to the first-time inclusion of the COSMOTE companies. Hirings at PTC to cater for the expansion of sales through this company's own shops also contributed to this increase. T-Mobile UK, on the other hand, saw its headcount shrink as a result of outsourcing in the technology area. T-Mobile Austria's workforce was pared back through the improvement of the organizational structure.

Mobile Communications USA: Total revenue.

Partly as a result of currency fluctuations, revenue from the Mobile Communications USA operating segment grew by 19.5 percent year-on-year to EUR 4.1 billion in the first quarter of 2009. The main factor driving a lower local currency revenue growth was the increase in total customers (including the impact of the SunCom acquisition).  This was offset in part by a year-on-year decline in average revenue per user measured in local currency as a result of lower voice usage revenues and lower customer roaming revenues. The consolidation of SunCom for the full first quarter of 2009 compared to the mid-quarter consolidation of SunCom in the first quarter of 2008 contributed EUR 102 million of the revenue increase year-on-year.

Mobile Communications USA: Profit from operations.

Profit from operations increased year-on-year by 5.6 percent or EUR 28 million. Changes in exchange rates increased profit from operations by EUR 69 million which was partially offset by decreases in ARPU.

Mobile Communications USA: Cash capex .

Cash capex increased year-on-year from EUR 480 million to EUR 865 million in the first quarter of 2009. The continued focus on the improvement of network quality and coverage as well as the roll-out of the UMTS/HSDPA network caused 2G- and 3G-incurred capital expenditure to broadly remain the same year-on-year. The increase in cash capex is primarily due to payment timing differences.

Mobile Communications USA: Personnel.

The average number of employees rose year-on-year; this is attributed to business growth and the acquisition of SunCom in February 2008 which added approximately 1,850 new employees to the Mobile Communications USA operating segment.

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development and selected KPIs.

	Mar. 31, 2009 millions	Dec. 31, 2008 millions	Change Mar. 31, 2009/ Dec. 31, 2008%	Mar. 31, 2008 millions	Change Mar. 31, 2009/ Mar. 31, 2008%
Broadband
Access Lines (total)[a,b,c]	17.0	16.7	1.8	15.7	8.3
Of which: retail	14.2	13.6	4.4	11.9	19.3

Domestic[a,b]	13.5	13.3	1.5	13.0	3.8
Of which: retail[b]	11.0	10.6	3.8	9.6	14.6
International[a,b,c,d]	3.5	3.3	6.1	2.8	25.0
Of which: Magyar Telekom	0.9	0.9	0.0	0.8	12.5
Of which: T-Hrvatski Telekom	0.5	0.5	0.0	0.4	25.0
Of which: Slovak Telekom	0.4	0.3	33.3	0.3	33.3
Of which: OTE Greece[c]	1.0	1.0	0.0	0.8	25.0
Of which: Romtelecom[c]	0.7	0.7	0.0	0.4	75.0

Fixed Network
Access Lines (total)[a,b,c]	40.3	41.1	(1.9)	43.6	(7.6)
Domestic[a,b]	27.7	28.3	(2.1)	30.2	(8.3)
International[a,b,c,d]	12.6	12.8	(1.6)	13.4	(6.0)
Of which: Magyar Telekom	2.5	2.6	(3.8)	2.7	(7.4)
Of which: T-Hrvatski Telekom	1.5	1.6	(6.3)	1.6	(6.3)
Of which: Slovak Telekom	1.1	1.1	(0.0)	1.1	0.0
Of which: OTE Greece[c]	4.5	4.6	(2.2)	4.9	(8.2)
Of which: Romtelecom[c]	3.0	3.0	(0.0)	3.1	(3.2)

Wholesale/resale
Resale/IP-BSA [c,d,e]	2.5	2.8	(10.7)	3.8	(34.2)
Of which: domestic	2.2	2.5	(12.0)	3.4	(35.3)
ULLs[c,d,f]	9.4	9.0	4.4	7.3	28.8
Of which: domestic	8.6	8.3	3.6	7.0	22.9
IP-BSA SAc,d,g	0.3	0.2	50.0	n.a.	n.a.
Of which: domestic	0.3	0.2	50.0	n.a.	n.a.

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a        Access  lines in operation excluding internal use and public telecommunications, including wholesale services.
b        As of January 1, 2009,  approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment  to the Broadband/Fixed Network operating segment. The presentation of the number of access lines has been adjusted to reflect the business model of the Broadband/Fixed-Network operating segment. For the purposes of equal treatment, internal use by the System Solutions segment is no longer included in the presentation of the number of access lines. Prior-year figures have been adjusted accordingly.
c        From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included  in the  Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.
d        International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated from February 2009.
e        Definition of resale/bundled IP-BSA: Sale of broadband access lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
f        Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL access line.
g        Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line, allows competitors to offer an all-IP product  range.

In the Broadband/Fixed Network operating segment, the number of broadband access lines, including resale, rose by 1.3 million year-on-year to 17.0 million in the first quarter of 2009.

The overall broadband market served by Broadband/Fixed Network outside of Germany also grew in the first quarter of 2009. With a total of 3.5 million broadband access lines, including resale, the Broadband/Fixed Network operating segment achieved a year-on-year increase outside Germany of 708,000 lines. This included 426,000 broadband access lines from the fixed-network business of OTE Greece and Romtelecom (Romania).

T-Home clearly surpassed its excellent prior-year performance in the German broadband market once again in the first quarter of 2009. For the first time since 2005, T-Home won more than half of the new customers in the broadband market, where growth is slowing, with an estimated net addition market share of over 50 percent. With absolute growth of around 390,000 retail broadband access lines in the first quarter of 2009, broadband access lines in Germany increased to 11.0 million. This is due to attractive pricing models, regional special offers in urban areas and improved service. In addition, T-Home is increasingly migrating customers in higher-value product groups.

The number of Entertain lines in operation increased to around 448,000 by the end of the first quarter. By that point in time, some 600,000 Entertain lines had been sold.

In the first quarter of 2009, the geographic extent of the broadband network in Germany was increased, with a total of 87,000 additional households being connected to the broadband network. This was helped along by 180 alliances with local authorities to roll out the high-speed Internet.

The number of fixed-network access lines decreased by 7.6 percent year-on-year in the first quarter of 2009 to 40.3 million. Fixed-network access line losses in Germany totaled 602,000 in the first quarter of 2009, 75,000 fewer than in the fourth quarter of 2008. The access line losses include customers who previously obtained their broadband connection via a fixed-network-based DSL resale access line from Deutsche Telekom and are now migrating to a ULL-based IP line with another provider. The other access line losses are mainly attributable to customers switching to other fixed-network, cable and mobile operators.

Year-on-year, demand for unbundled local loop lines (ULLs) in Germany increased by 1.6 million in the first quarter to a total of 8.6 million lines. Among other factors, this increase was mainly the result of the migration of DSL resale customers to all-IP lines operated by other providers on the basis of ULLs. The year-on-year decline in DSL resale access lines of just under 1.2 million to 2.2 million was partly offset by the migration to IP-BSA lines. In the reporting period, Deutsche Telekom provided 316,000 of the IP-BSA Stand Alone lines introduced in the middle of last year without a PSTN line (unbundled), which the Deutsche Telekom Group sells to competitors as wholesale products.

Broadband/Fixed Network: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	5,882	5,677	205	3.6	22,501
Domestic	4,836	5,126	(290)	(5.7)	20,226
Of which: network communications	1,512	1,802	(290)	(16.1)	6,737
Of which: IP/Internet	1,445	1,332	113	8.5	5,531
Of which: other fixed-network services	319	341	(22)	(6.5)	1,391
Of which: wholesale services	1,264	1,354	(90)	(6.6)	5,355
International	1,063	564	499	88.5	2,329

Profit from operations	1,170	889	281	31.6	2,759

Depreciation, amortization and impairment losses	(1,005)	(907)	(98)	(10.8)	(3,636)

Cash capex[a]	(899)	(627)	(272)	(43.4)	(3,150)

Number of employees[b]	112,613	104,051	8 562	8.2	100,671
Domestic	80,923	88,235	(7,312)	(8.3)	85,192
International	31,690	15,816	15,874	n.a.	15,479

As of January 1, 2009, approximately 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008, called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted. The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.

a        Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b        Average number of employees.

The fixed-network business of OTE Greece and Romtelecom has been included in the Broadband/Fixed Network operating segment and fully consolidated for two months since February 2009.

Since the Broadband/Fixed Network operating segment focuses on complete packages and the development of IP products, the previous presentation of revenue was no longer appropriate for the current business model used by T-Home in Germany. For this reason, revenue was reallocated as of January 1, 2009. All prior-year figures were adjusted for better comparability.

Broadband/Fixed Network: Total revenue.

Total revenue increased by EUR 0.2 billion to EUR 5.9 billion compared with the prior-year period, primarily due to the first-time full consolidation in February 2009 of the fixed-network business of OTE Greece and Romtelecom. OTE contributed EUR 0.5 billion to total revenue.  On a like-for-like basis, revenues decreased by EUR 0.3 billion or 6 percent

Broadband/Fixed Network: Total domestic revenue.

In the first quarter of 2009, total domestic revenue decreased by 5.7 percent year-on-year to EUR 4.8 billion. This decline is attributable to the continuing line losses resulting from increased competition, the high acceptance of complete packages (telephony and Internet) with a flat-rate component and falling usage-related charges. Other factors included a volume-related decline in resale and interconnection revenues as well as decreased revenues resulting from network services. Volume growth in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

Revenue decline at the Business Customers unit was principally due to the erosion of market prices and competition in the voice business.

In the network communications area, volume-based line losses due to intense competition and to the customer migration from individual DSL components to more favorably priced complete packages resulted in a year-on-year revenue decrease of 16.1 percent in the first quarter of 2009 to EUR 1.5 billion. In addition, the flat rates reduced call revenues due to the decreasing proportion of billed minutes in the traditional fixed-network business.

Revenue in the IP/Internet area increased by 8.5 percent in the first quarter of 2009 to EUR 1.4 billion. This increase was primarily attributable to volume growth in terms of DSL complete packages and the customer migration from individual DSL components to more favorably priced complete packages.

Other fixed-network services, comprising the areas of data communications, value-added services, and terminal equipment, recorded a revenue decline of 6.5 percent to EUR 0.3 billion in the first quarter of 2009, due both to a decrease in volumes and, in part, to a reduction in prices.

Revenue from wholesale services decreased by 6.6 percent in the first quarter of 2009 to EUR 1.3 billion. Reasons for the decrease included the lower number of interconnection calls based on a reduction in origination services, lower revenue from network services due to declining demand for co-location rooms, and lower volumes on the 2 Mbit/s platform and of carrier leased lines. Furthermore, both the decline in DSL resale access lines as a result of volume and price factors and the customer migration to IP-based lines (IP-BSA) due to lower regulatorily mandated prices added to the decrease in revenue. The increase in revenue from unbundled local loop lines did not fully offset this decrease.

Broadband/Fixed Network: Total international revenue.

Revenue in Southern and Eastern Europe rose by EUR 0.5 billion compared with the prior-year quarter due to the first-time full consolidation of the fixed-network business of OTE Greece and Romtelecom as of February 2009. Revenue at the previously reported subsidiaries in Eastern Europe decreased by 7.8 percent year-on-year to EUR 0.5 billion. This decrease was due to intense competition in the traditional fixed network, fixed-mobile substitution, and exchange rate effects. The dynamic broadband growth, which reached at least double-digit figures in all countries, did not fully compensate for the decrease in traditional fixed-network business.

Broadband/Fixed Network: Profit from operations.

In the first quarter of 2009, profit from operations increased by 31.6 percent year-on-year to EUR 1.2 billion as a result of the first-time consolidation of OTE as of February 2009 and cost savings. The savings made in revenue-driven costs and reduced costs for rental, maintenance and personnel, were able to make up for a major part of the decrease in revenue in the traditional fixed-network business. This increase in profit from operations was partially offset by lower earnings contributed by the Business Customers unit and Eastern European subsidiaries, and EUR 0.1 billion higher amortization, depreciation and impairment losses. Outside of Germany, profit from operations included a positive effect in the first quarter of 2009, due to the contribution of the Greek government to the voluntary severance package at OTE.

Broadband/Fixed Network: Cash capex .

Cash capex increased year-on-year by EUR 0.3 billion to EUR 0.9 billion in the first quarter of 2009. Just under EUR 0.1 billion of this increase was attributable to the first-time full consolidation of OTE. With a total EUR 0.2 billion, continuing investments in Germany, mainly in new network infrastructure and the fast broadband network, accounted for the majority of domestic capital expenditure.

Broadband/Fixed Network: Personnel.

In the first quarter of 2009, the number of employees increased by around 25,000 FTEs overall compared with the end of 2008 to around 121,000, due to the first-time full consolidation of the fixed-network business of OTE. In Germany, the number of employees as of the reporting date decreased by approximately 6,500 compared with the prior-year quarter due to staff reductions. In Southern and Eastern Europe, employee numbers increased by around 24,300 as of the reporting date due to the first-time full consolidation of the OTE fixed-network entities in Greece and Romania. In Eastern Europe, employee numbers decreased year-on-year due to the improvement of performance processes.

Systems Solutions.

Systems Solutions: Selected KPIs.

		Mar. 31, 2009	Dec. 31, 2008	Change Mar. 31, 2009/ Dec. 31, 2008%		Mar. 31, 2008	Change Mar. 31, 2009/ Mar. 31, 2008%
Computing & Desktop Services
Number of servers managed and serviced	(units)	53,536	56,734	(5.6)		41,026	30.5
Number of workstations managed and serviced	(millions)	1.50	1.51	(0.7)		1.45	3.4
Systems Integration[a]
Hours billed[b]	(millions)	2.6	10.7	n.a.		2.7	(3.7)
Utilization rate[c]	(%)	80.6	80.9	(0.3	)p	80.0	0.6	p

Percentages calculated on the basis of figures shown.

a        Domestic: excluding changes in the composition of the Group.
b        Cumulative figures at the balance sheet date.
c        Ratio of average number of hours billed to maximum possible hours billed per period.

Development of business.

The systems solutions market for ICT services was impacted by fierce competition in the first quarter of 2009, in addition to the effects of the ongoing financial and economic crisis. Despite a considerable number of new contracts concluded, new orders in the first quarter of 2009 were down 14.7 percent year-on-year as last year's figures included the major deal with Shell. In addition, companies in various sectors are showing a certain restraint in the current economic environment. It is therefore all the more encouraging that T-Systems was able to win a number of major deals in the first quarter of 2009, such as with Linde, REWE and the federal states of North Rhine-Westphalia and Baden-Württemberg.

Systems Solutions: Development of operations.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	2,106	2,200	(94)	(4.3)	9,343
Computing & Desktop Services	900	898	2	0.2	3,877
Systems Integration	400	423	(23)	(5.4)	1,741
Telecommunications	806	879	(73)	(8.3)	3,725

Profit from operations	11	483	(472)	(97.7)	81

Depreciation, amortization and impairment losses	(177)	(188)	11	5.9	(781)

Cash capex[a]	(161)	(134)	(27)	(20.1)	(823)

Number of employees[b]	44,449	46,554	(2,105)	(4.5)	46,095

As of January 1, 2009, approximately 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008, called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

a        Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b        Average number of employees.

Systems Solutions: Total revenue.

Total revenue generated by the Systems Solutions operating segment in the first quarter of 2009 amounted to EUR 2.1 billion, a year-on-year decrease of 4.3 percent. External revenues were almost at the prior-year level. International revenue increased again by 6.4 percent and continued the positive development of the prior quarters. This positive development is partly attributable to agreements from 2008, for example, with Shell and Old Mutual Group. In Germany, revenue declined by 8.2 percent. The decline in domestic revenue was mainly due to lower revenues generated within the Group, which fell by 12.4 percent

Systems Solutions: Net revenue.

T-Systems generated revenue of EUR 1.5 billion in the first quarter of 2009 from business with customers outside the Deutsche Telekom Group, which is almost unchanged from the prior-year level. Net revenue from Computing & Desktop Services increased by 5.4 percent, primarily due to the positive development outside of Germany, such as, the contract with Shell. At Systems Integration, positive effects from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue. At Telecommunications, the price erosion in the voice and data business continued.

Systems Solutions: Profit from operations.

Profit from operations in the reporting period amounted to EUR 11 million. The figure for the prior-year quarter was significantly higher than due primarily to the gain on the sale of Media&Broadcast.

Systems Solutions: Cash capex.

At EUR 0.2 billion, cash capex in the reporting period increased by 20.1 percent year-on-year. This increase was mainly the result of the increase in capital expenditure, itself a result of new deals.

Systems Solutions: Personnel.

The average headcount of T-Systems declined by 2,105 to 44,449, a decrease of 4.5 percent compared with the same period last year. In Germany, the average number of employees declined by 3,145 year-on-year to 25,823, a decrease of 10.9 percent, mainly as a result of the staff reduction program. The average headcount abroad rose by 1,040 – an increase of 5.9 percent. This was mainly attributable to the expansion of activities outside of Germany, the taking on of employees in connection with major outsourcing deals and the expansion of near-shore capacities.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management and servicing of Deutsche Telekom AG's real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom and, since February 2009, some of the shared services functions of OTE.

In the first three months of the 2009 financial year, Vivento, Deutsche Telekom's personnel service provider, continued its activities to acquire additional external employment opportunities for civil servant and non-civil-servant employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring in the Group. In addition, Vivento is offering the Group employees more temporary and permanent employment opportunities at Vivento Customer Services GmbH, with the aim of further improving the deployment of personnel resources.

The workforce at Vivento totaled around 8,400 employees as of March 31, 2009. This included around 3,400 employees deployed externally, mainly in the public sector, for example, at the Federal Employment Agency. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of the assigned employees. Approximately another 2,100 people were employed in jobs within the Group, especially in the call centers, and around 2,900 employees were placed in Vivento’s operational and strategic units, or provided with support by Vivento. Vivento took on a total of around 1,100 employees from the Group in the first quarter of 2009, while around 800 employees left Vivento in the reporting period to pursue new opportunities. The employment rate remained high in the reporting period. During the first quarter of 2009, around 77 percent of the approximately 8,100 employees (excluding management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	878	884	(6)	(0.7)	3,573

Loss from operations	(269)	(277)	8	2.9	(1,198)

Depreciation, amortization and impairment losses	(283)	(177)	(106)	(59.9)	(831)

Cash capex [a]	(108)	(103)	(5)	(4.9)	(435)

Number of employees[b]	19,062	23,737	(4,675)	(19.7)	22,808
Of which: at Vivento[c]	8,400	8,400	-	-	8,200

The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.

a        Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b        Average number of employees.
c        Number of employees at the balance sheet date, including Vivento's own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue.

Total revenue in the Group Headquarters & Shared Services operating segment remained at the prior-year level in the first quarter of the 2009 financial year. The billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established as of April 1, 2008, had a positive impact on total revenue. However, this increase was offset by the optimization of rented floor space by the operating segments.

Group Headquarters & Shared Services: Loss from operations.

Loss from operations was reduced slightly by EUR 8 million compared with the prior-year period. The loss from operations was positively impacted by earnings due to the reclassification of real estate from assets held for sale to non-current assets in the current period and by expenses related to the disposal of call center locations which occurred in the first quarter of 2008. These positive factors were almost entirely offset by an increase in depreciation and amortization, which mainly related to Deutsche Telekom’s real estate portfolio and the optimization of rented floor space by the operating segments, especially for technical facilities.

Group Headquarters & Shared Services: Personnel.

The average number of employees in the reporting period was 19,062. The decrease by 4,675 employees compared with the first quarter of 2008 was primarily attributable to the sale of DeTeImmobilien. This effect was partially offset by merging the accounting activities previously assigned to the operating segments into Deutsche Telekom Accounting GmbH.

Risks and opportunities.

Impacts of the economic crisis

Although it is not possible to predict with any precision the intensity and duration of the economic crisis, further negative impacts on Deutsche Telekom’s sales figures, revenue and operating results cannot be ruled out. In the mobile communications sector, for example, we anticipate risks in the area of new customer acquisition and lower roaming and visitors revenues as a result of the decrease in traveling. There is also the possibility that customers'
 usage behavior relative to our products and services may change, for instance with the adoption of limit-oriented use of inclusive packages, the use of flat rates or less expensive handsets. In the fixed network as well, there is a risk that increased sensitivity to prices may have a negative impact on the achievement of our operating targets. IT budgets are generally falling in the market for systems solutions, which may lead to the postponement of capital expenditure projects and/or further shrinking margins in project business.

Financial market crisis

 With the exception of Southern and Eastern Europe, we currently do not believe that the financial market crisis has given rise to any significant direct risks for Deutsche Telekom at the moment because our investments are currently only very short term and involve a diversified group of counterparties. Risky investments by subsidiaries in Southern and Eastern Europe exist on account of transfer restrictions or shareholder resolutions. Following the consolidation of OTE, investments of around EUR 1.5 billion – mostly deposited with various Greek banks – were taken over. As a result, the Company is exposed to new investment risks. In some cases, investments by OTE have already been shifted to prime-rated government bonds. Besides the risks listed in our 2008 annual report on Form 20-F, including in the section Item 5. Operating and Financial Review and Prospectus – Liquidity and Capital
Resources – Lines of Credit, on account of the continued tense situation in the international financial markets, there is uncertainty surrounding the periods during which the debt markets will be available for new issues. It cannot be ruled out that the markets might not allow bond issues for quite some time. The risk premiums for new issues remain high.

EU regulatory authority

The European Union is discussing opportunities for extending its possibilities of intervention with national regulatory authorities. In this context, details of a new EU telecommunications regulatory authority are currently being negotiated. The form this authority will take has not yet been conclusively resolved. There is a risk that a compromise solution will have greater influence on national regulatory decisions.

Legal proceedings

Lawsuit concerning the T-Online merger

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal against this ruling within the period stipulated.

Other

Magyar Telekom

As previously reported, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, Magyar Telekom’s independent auditors identified two contracts the nature and business purposes of which were not readily apparent, and Magyar Telekom commenced an independent internal investigation of these contracts.  The independent investigators have further identified additional contracts and related issues that warranted review, and Magyar Telekom has expanded the scope of the independent investigation to cover these additional contracts and related issues. The independent and internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

    By letter dated February 27, 2009, addressed to counsel of Magyar Telekom’s Audit Committee, the Department of Justice (the “DOJ”) requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ's concern that such dissemination could interfere with the DOJ's investigation. In its February 27 letter, the DOJ stated that the internal investigation had been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

    In March 28, 2009, the Hungarian National Bureau of Investigation (the “NBI”) informed Magyar Telekom that, based on a report received by the NBI, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with Magyar Telekom’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested materials and information relating to such payments from Magyar Telekom. Magyar Telekom is cooperating with the ongoing NBI investigation.

    With respect to Deutsche Telekom, we continue to cooperate by providing documents and information to the U.S. Securities and Exchange Commission and the DOJ in connection with their review of our role in certain matters relating to the Magyar Telekom investigation, including the involvement of our employees or personnel assigned to Magyar Telekom and its subsidiaries, and the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the Magyar Telekom investigation.

    For additional explanations regarding other risks and a discussion of on-going litigation and regulatory proceedings in which the Group is involved, please refer to Deutsche Telekom’s Annual Report on Form 20-F for the year ended December 31, 2008.

Outlook.

Significant events after the balance sheet date (March 31, 2009).

Group.

Deutsche Telekom specifies details of new structure.

On April 29, 2009, the Supervisory Board of Deutsche Telekom AG approved the more regional and integrated structure of the Company for the restructuring of its business in Germany with which Deutsche Telekom is now continuing the course it established in the fall of 2006 with integrated sales and customer service in Germany. Subject to approval by the shareholders and financial authorities, the new structure is to be achieved in two stages:

 T-Mobile International AG is to be merged into Deutsche Telekom AG. T-Mobile Deutschland GmbH will thus become a direct subsidiary of Deutsche Telekom AG.

 The two units T-Home and T-Mobile Deutschland GmbH are then to be merged as a single company which will be a wholly-owned subsidiary of Deutsche Telekom AG.

An extraordinary shareholders’ meeting will be called before the end of the year in order to gain the approval of shareholders, after which the new structure will quickly be implemented. The three service companies (Deutsche
 Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH, and Deutsche Telekom Netzproduktion GmbH) and Telekom Shop Gesellschaft mbH will then become wholly-owned subsidiaries of the new company controlling German operations.

The Supervisory Board of Deutsche Telekom AG had approved the pooling of Southern and Eastern Europe business within a dedicated Board of Management department in February 2009. Another key point is the establishment of the Chief Operating Officer's (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement.

Issuances after the end of the quarter.

Deutsche Telekom AG issued a CHF 400 million medium-term note on April 22, 2009. The five-year note has a coupon of 3.75 percent. In addition, Deutsche Telekom issued a 13-year medium-term note in the amount of
GBP 700 million on April 9, 2009 through its financing arm Deutsche Telekom International Finance B.V. This note has a coupon of 6.5 percent.

Fitch adjusts Deutsche Telekom's rating.

On April 23, 2009, Fitch Ratings lowered Deutsche Telekom's long-term rating by one notch from A- to BBB+. The outlook changed from negative to stable. The short-term rating was confirmed at F-2.

Regulatory order issued by the Federal Networks Agency on interconnection services and domestic fixed-network calls

 The Federal Networks Agency published two regulatory orders on April 22, 2009 on interconnection services and retail calls in Germany. Deutsche Telekom remains obligated to route calls through its network for the purpose of termination in its network. Furthermore, Deutsche Telekom is obligated to carry calls from its network to competitors' networks, in particular to enable call-by-call and preselection services and the calling of value-added service numbers in alternative networks. For the first time, termination and origination to all-IP lines will also be subject to ex ante regulation. Termination at non-geographic specific numbers (032 range) and numbers that are forwarded to mobile numbers are also subject to regulation for the first time. In the wholesale service sector, transit services between different networks are to be deregulated, as are domestic fixed-network calls in the retail area.

Mobile Communications Europe.

International roaming

The European Commission is pushing for an extension of existing regulation of international roaming and, specifically, to extend its period of validity (along with the further reduction of the caps for voice traffic and the introduction of shorter billing intervals and additional caps for text messaging and data traffic). The Council of Ministers and the European Parliament gave their approval in principle at the end of March 2009. Formal approval by the European Parliament was given on April 22, 2009 and final approval by the Council of Ministers is expected in June 2009. The extended regulation of international roaming is expected to result in considerable mobile communications revenue losses.

T-Mobile will continue to focus its activities on innovative products and services.

T-Mobile will continue to underline its leading role as an innovative provider in the mobile data market over the coming quarter. The latest version of the web'n'walk mobile Internet service platform, which is expected to be launched in the second quarter of 2009, will enable users in Germany, Austria, the Netherlands, and the United Kingdom to access their favorite personalized services such as Facebook conveniently using widgets, i.e., small
Web applications on the handset's home screen. Thanks to the new web'n'walk platform, widgets from many of the most popular Web brands that were developed on the basis of open Internet standards will be available to
T-Mobile customers on a number of additional devices.

The range of innovative smartphones will be extended from mid-2009 to include the T-Mobile MDA Compact V and the T-Mobile MDA Vario V – both featuring the latest touchscreen functions and new web'n'walk services –
and the exclusive LG GT 500. T-Mobile and Samsung will continue their cooperation this year. On the basis of this partnership, T-Mobile will first unveil Samsung's touchscreen phone, the S8300, followed by Samsung models
S7350 and S6700. The partners will announce further initiatives at a later date. Furthermore, T-Mobile will make touchscreen technology available to a broad group of customers with the T-Mobile Vairy Touch. The new Nokia
1662 with its exclusive design will also be available in a prepay version. T-Mobile also plans to launch further Android-based mobile phones on the market in the course of 2009.

T-Mobile has made a major contribution to the development and expansion of the market for mini-notebooks in Europe. The EUR 1 offer for mini-notebooks proved extremely popular in all T-Mobile markets. Since April 2009,
T-Mobile has been offering the Compaq mini-notebook from HP's 700 series in the Netherlands and Germany.

T-Mobile Netherlands is reinforcing its market position through an additional MVNO partnership.

T-Mobile Netherlands has entered into partnership with Tele2 for use of T-Mobile's mobile communications network. This year, Tele2 will manage its voice and data traffic via T-Mobile's mobile communications network.
Consequently, T-Mobile Netherlands will supply its first-rate network services to over 450,000 additional mobile users.

Mobile Communications USA.

T-Mobile USA announces new 3G-enabled Sidekick LX™.

T-Mobile USA announced the newest T-Mobile® Sidekick LX™, featuring 3G for faster data speeds and enhanced mobile access to popular social media sites. The Sidekick LX also provides improved video capabilities as well as GPS-enabled Live Search.

Broadband/Fixed Network.

Deutsche Telekom offers innovative wholesale service to competitors, granting them access to its VDSL network.

Voluntarily and without regulatory pressure, Deutsche Telekom will open up its VDSL network to competitors and offer a wholesale service for VDSL double play. Together with its competitors, Germany's leading telecommunications company is planning to develop the market with fast Internet access. The new wholesale offer comes with an integrated "success factor" – as market penetration rises, the wholesale price will fall. Each new customer that can be won by a competitor or Deutsche Telekom will thus help the wholesale price to come down. This innovative pricing model spreads opportunities and risks equitably. T-Home will add a VDSL double-play package to its broadband product portfolio from summer 2009.

Don't buy, rent.

Deutsche Telekom is planning to enhance the convenience of Internet use for its customers. Guaranteed functionality and services such as remote maintenance and software updates will ensure that their connection is always state-of-the-art. Included in the offer is the MR 300 media receiver for IPTV reception via Entertain. The new package of services is a response to the changing needs of customers as the demographic base of DSL customers is constantly expanding. While technical innovations are appearing at shorter and shorter intervals, growing numbers of older, less technically-minded customers, for example, want to use the Internet. The new package not only saves them the high purchase cost, but they also benefit from a wide range of services including remote maintenance of the hardware and software updates as well as a lifelong equipment warranty.

Systems Solutions.

New international business in the three-digit million range: T-Systems lands major deals across the globe.

Deutsche Telekom's corporate customers arm landed international new business with a total volume in the three-digit millions in April 2009. The Swiss companies Interroll Group and The Nuance Group have opted for dynamic
SAP services from T-Systems. Interroll is a global leader within the field of materials handling, logistics and automation, and this step gives it the freedom it needs for production at 28 companies worldwide. Around 400 shops of
The Nuance Group at 60 airports around the globe and in different time zones will also access a newly implemented SAP environment. In Austria, a new outsourcing agreement for dynamic SAP services in 26 countries was concluded with tiling manufacturer Wienerberger. Bellco, an Italian manufacturer of biomedical products, has contracted the Deutsche Telekom subsidiary to operate its information and communication technology for the next three years. Banobras, the largest development bank in Mexico, has commissioned T-Systems to operate its information and communication systems for the next 5 years. T-Systems will integrate the Banobras infrastructure and applications into its own Mexican data center in Puebla.  In Germany, T-Systems is also modernizing the nationwide data and future voice network for the information and communications service provider to public sector insurance companies GaVI (Gesellschaft für angewandte Versicherungs-Informatik). Customers served by GaVI include the Bavarian Insurance Chamber, the SV Sparkasse insurance company and Provinzial NordWest.
T-Systems and Deutsche Post IT Services GmbH, a Deutsche Post World Net company, have signed a three-year IT services contract.

Alcatel-Lucent and T-Systems conclude new framework agreement

T-Systems and Alcatel-Lucent are putting their cooperation on a new footing: The two companies concluded an international framework agreement for the provision of convergent communications services from Alcatel-Lucent's portfolio for T-Systems' corporate customers and Deutsche Telekom's business customers. This will make it even easier for T-Systems and the Deutsche Telekom Business Customers unit to provide their customers with proven
 IP solutions for voice and data transmission which, along with the Octopus Open and Octopus EP PABXs, also include a broad range of LAN services. The framework agreement gives all areas of the group, including foreign subsidiaries, worldwide access to enterprise solutions from Alcatel-Lucent. The foreign subsidiaries are also able to benefit from Alcatel-Lucent's managed services portfolio.

Development of revenue and profits.1

Market expectations.

The economic difficulties anticipated in German and international markets may force companies around the world to step up their cost-cutting measures, and the business with corporate and business customers in the areas of telecommunications and information technology may be impacted. Although there is currently little evidence of consumer restraint in Germany in terms of telecommunications expenditure, the economic crisis has led to a noticeable weakening in the mobile communications market in the United States and broad areas of Europe. Deutsche Telekom's main sales markets will also face intense competition and a continuing fall in prices.

Deutsche Telekom is well positioned.

Deutsche Telekom will consistently pursue its strategic areas of action – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet and rolling out network-centric ICT – to achieve its long-term goal of becoming a global leader in connected life and work. Despite the turbulence in the financial markets, Deutsche Telekom managed to cover a considerable proportion of its 2009 funding requirements in the long term by issuing bonds with a nominal amount equivalent to EUR 3 billion and placing promissory notes totaling EUR 0.2 billion through April 2009.  Our goals will also be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, the necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments. In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also a possibility to leverage international economies of scale and synergies.

General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to achieve positive results for the entire Group.

1        Outlook – in particular the following forecasts for the development of revenue and profit - contains forward-looking statements that reflect management's current views with respect to future events. Words such as "assume," "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "plan," "project," "should," "want" and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009. Such statements are subject to risks and uncertainties, such as changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which we and our subsidiaries and associated companies operate, ongoing instability and volatility in worldwide financial markets, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom's ability to achieve its objectives, are described in the "Forward Looking Statements“ and "Risk Factors“ sections in the Annual Report on Form 20-F as well as in "Risks and opportunities" in this Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document's publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Mobile Communications Europe.

Deutsche Telekom expects customer numbers to continue growing in the Mobile Communications Europe operating segment. A key growth driver is the range of innovative data services, especially an enhanced web’n’walk offering with new mobile devices and attractive rate plans. As part of its connected life and work strategy, Deutsche Telekom is also developing important innovations and applications for the future that will promote the convergence of fixed network, Internet and mobile communications. As a first step, connected life and work makes it possible for all terminal devices (mobile phone, PC, TV) to access a single personalized database. E-mails, personal contacts, music, data, etc., can be managed centrally and used anywhere. The customer can also access community services, for enhanced use of the telephone, and personalized services.

The investment in OTE added more mobile growth markets in Southern and Eastern Europe to the segment’s footprint and will make it possible to tap additional potential for increasing revenue, profit, and its customer base in the long term. Cost-cutting initiatives and new web’n’walk services safeguard the development of results and thus support Deutsche Telekom's position. In the United Kingdom, T-Mobile UK and its competitor 3 UK are pushing ahead with the shared usage of their GSM/UMTS networks to save costs and, at the same time, provide a larger proportion of the population with 3G mobile services. Nevertheless, Deutsche Telekom faces a tense macroeconomic environment with tough competition in the Mobile Communications Europe operating segment. Regulatory decisions and exchange rate risks may also negatively affect revenue and profit denominated in euros. The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of the UMTS networks. Moreover, T-Mobile was the world's first network operator to successfully test the Long Term Evolution technical standard, one of the possible technologies for mobile communications networks of the future.

Mobile Communications USA.

Assuming exchange rates remain approximately at current levels an increase in Mobile Communications USA operating segment total revenues is expected in euros during 2009.

Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, as well as the continued build out of 3G mobile communications networks.

Broadband/Fixed Network.

Deutsche Telekom will defend its market leadership in the broadband and fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. The Company is countering these losses with its quality and service campaign that will again focus the Broadband/Fixed Network operating segment in 2009 on broadband market leadership and on safeguarding and defending its core voice and access business. Moreover, Deutsche Telekom is focusing consistently on addressing growth areas with new products such as an innovative IP access for consumers in the second half of 2009 that will offer customers additional functions, such as video telephony.

One of the key issues in 2009 will be the further development of the mass market with Entertain products. This is to be done through a combination of a fast DSL access and attractive content and features including high-performance packages that comprise television via DSL and fixed-network lines with flat rates.

Deutsche Telekom will continue to redesign its networks, processes and structures to increase quality and improve its cost basis in order to safeguard its future competitiveness.

Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term.

Systems Solutions.

T-Systems focuses on the ICT services growth market with systems solutions for corporate customers. Drawing on a global infrastructure of data centers and networks, T-Systems operates the information and communication technology for some 400 corporate customers, including multinational corporations as well as public sector and public health institutions. T-Systems also provides its customers with global systems integration services and proven industry expertise, as the example of the automotive industry shows. On this basis, Deutsche Telekom’s corporate customers arm provides integrated solutions for the networked future of business and society. Outside Germany, companies' increasing globalization is translating into growing demand in the international ICT market overall. It is this demand that T-Systems is addressing. The cost-cutting measures initiated are already showing encouraging effects and will be continued.

The operating segment's revenue development is expected to remain slightly below the prior-year level in 2009 due to the negative impact of the financial crisis and the corresponding pressure on prices. Taking into account the measures described, [profit] development is expected to remain at the same level as in the prior year, or slightly better.

Group Headquarters & Shared Services.

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento, mainly as a result of the efforts to acquire employment opportunities for civil servant and non-civil servant employees especially in the public sector. In particular the improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of the shared services.

Interim consolidated financial statements.

Consolidated balance sheet.

	Mar. 31, 2009 millions of €	Dec. 31, 2008[a] millions of €	Change millions of €	Change %	Mar. 31, 2008[a] millions of €
Assets
Current assets	18,741	15,431	3,310	21.5	15,948
Cash and cash equivalents	4,113	3,026	1,087	35.9	2,271
Trade and other receivables	8,139	7,393	746	10.1	7,130
Current recoverable income taxes	177	273	(96)	(35.2)	188
Other financial assets	1,809	1,692	117	6.9	2,440
Inventories	1,543	1,294	249	19.2	1,243
Non-current assets and disposal groups held for sale	530	434	96	22.1	632
Other assets	2,430	1,319	1,111	84.2	2,044
Non-current assets	115,023	107,709	7,314	6.8	102,421
Intangible assets	57,808	53,927	3,881	7.2	53,428
Property, plant and equipment	48,231	41,559	6,672	16.1	41,298
Investments accounted for using the equity method	146	3,557	(3,411)	(95.9)	121
Other financial assets	2,078	1,863	215	11.5	820
Deferred tax assets	6,150	6,234	(84)	(1.3)	6,253
Other assets	610	569	41	7.2	501
Total assets	133,764	123,140	10,624	8.6	118,369

Liabilities and shareholders’ equity
Current liabilities	25,279	24,242	1,037	4.3	21,545
Financial liabilities	9,827	9,584	243	2.5	8,366
Trade and other payables	7,155	7,073	82	1.2	5,750
Income tax liabilities	469	585	(116)	(19.8)	455
Other provisions	3,491	3,437	54	1.6	3,173
Liabilities directly associated with non-current assets and disposal groups held for sale	22	95	(73)	(76.8)	32
Other liabilities	4,315	3,468	847	24.4	3,769
Non-current liabilities	63,327	55,786	7,541	13.5	52,287
Financial liabilities	43,285	37,010	6,275	17.0	34,141
Provisions for pensions and other employee benefits	5,831	5,157	674	13.1	5,365
Other provisions	2,855	3,304	(449)	(13.6)	3,596
Deferred tax liabilities	7,893	7,108	785	11.0	6,398
Other liabilities	3,463	3,207	256	8.0	2,787
Liabilities	88,606	80,028	8,578	10.7	73,832

Shareholders' equity	45,158	43,112	2,046	4.7	44,537
Issued capital	11,165	11,165	0	0.0	11,165
Capital reserves	51,526	51,526	0	0.0	51,525
Retained earnings including carryforwards	(17,255)	(18,761)	1,506	8.0	(15,611)
Total other comprehensive income	(5,232)	(5,411)	179	3.3	(6,750)
Net profit(loss)	(1,124)	1,483	(2,607)	n.a.	924
Treasury shares	(5)	(5)	0	0.0	(5)
Issued capital and reserves attributable to owners of the parent	39,075	39,997	(922)	(2.3)	41,248
Non-controlling interests	6,083	3,115	2,968	95.3	3,289
Total liabilities and shareholders’ equity	133,764	123,140	10,624	8.6	118,369

a        Comparative periods adjusted. Changes in the presentation of derivatives. For explanations, please refer to “Selected explanatory notes / Accounting policies.“
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated income statement.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666
Cost of sales	(8,906)	(8,322)	(584)	(7.0)	(34,592)
Gross profit	6,996	6,656	340	5.1	27,074
Selling expenses	(3,996)	(3,709)	(287)	(7.7)	(15,952)
General and administrative expenses	(1,136)	(1,103)	(33)	(3.0)	(4,821)
Other operating income	387	755	(368)	(48.7)	1,971
Other operating expenses	(2,007)	(301)	(1,706)	n.a.	(1,232)
Profit (loss) from operations	244	2,298	(2,054)	(89.4)	7,040
Finance costs	(632)	(572)	(60)	(10.5)	(2,487)
Interest income	100	71	29	40.8	408
Interest expense	(732)	(643)	(89)	(13.8)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	11	(6)	(54.5)	(388)
Other financial income (expense)	(115)	(116)	1	0.9	(713)
Profit (loss) from financial activities	(742)	(677)	(65)	(9.6)	(3,588)
Profit (loss) before income taxes	(498)	1,621	(2,119)	n.a.	3,452
Income taxes	(426)	(562)	136	24.2	(1,428)
Profit (loss)	(924)	1,059	(1,983)	n.a.	2,024

Profit (loss) attributable to	(924)	1,059	(1,983)	n.a.	2,024
Owners of the parent (net profit (loss))	(1,124)	924	(2,048)	n.a.	1,483
Non-controlling interests	200	135	65	48.1	541

Earnings per share.

		Q1 2009	Q1 2008	Change	Change %	FY 2008
Earnings per share/ADS
Basic	(€)	(0.26)	0.21	(0.47)	n.a.	0.34
Diluted	(€)	(0.26)	0.21	(0.47)	n.a.	0.34

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss)	(924)	1,059	(1,983)	n.a.	2,024
Actuarial gains and losses on defined benefit plans and other employee benefits	0	0	0	-	227
Revaluation due to business combinations	(33)	0	(33)	n.a.	0
Exchange differences on translating foreign operations	172	(1,708)	1,880	n.a.	(352)
Available-for-sale financial assets
Change in other comprehensive income (not recognized in income statement)	(3)	1	(4)	n.a.	1
Recognition of other comprehensive income in income statement	0	0	0	-	0
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(75)	(80)	5	6.3	60
Recognition of other comprehensive income in income statement	61	(9)	70	n.a.	(101)
Other income and expense recognized directly in equity	11	0	11	n.a.	(8)
Income taxes relating to components of other comprehensive income	3	28	(25)	(89.3)	(53)
Other comprehensive income	136	(1,768)	1,904	n.a.	(226)
Total comprehensive income	(788)	(709)	(79)	(11.1)	1,798

Total comprehensive income attributable to	(788)	(709)	(79)	(11.1)	1,798
Owners of the parent	(922)	(883)	(39)	(4.4)	1,251
Non-controlling interests	134	174	(40)	(23.0)	547

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Issued capital and reserves attributable to owners of the parent
	Equity contributed		Consolidated shareholders' equity generated		Total other comprehensive income
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carry-forwards millions of €	Net profit (loss) millions of €	Translation of foreign operations millions of €	Revaluation surplus millions of €	Available- for-sale financial assets millions of €
Balance at January 1, 2008	11,165	51,524	(16,218)	571	(5,999)	308	2
Unappropriated profit (loss) carried forward			571	(571)
Proceeds from the exercise of stock options		1
Total comprehensive income				924	(1,747)		1
Transfer to retained earnings			36			(36)
Balance at March 31, 2008	11,165	51,525	(15,611)	924	(7,746)	272	3
Balance at January 1, 2009	11,165	51,526	(18,761)	1,483	(6,356)	202	3
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			1,483	(1,483)
Dividends
Total comprehensive income				(1,124)	237	(33)	(2)
Transfer to retained earnings			23			(23)
Balance at March 31, 2009	11,165	51,526	(17,255)	(1,124)	(6,119)	146	1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Issued capital and reserves attributable to owners of the parent				Total	Non-controlling interests	Total share-holders’ equity
	Total other comprehensive income			Treasury shares
	Cash flow hedges millions of €	Other comprehen-sive income millions of €	Deferred taxes millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	1,126	0	(344)	(5)	42,130	3,115	45,245
Unappropriated profit (loss) carried forward					0		0
Proceeds from the exercise of stock options					1		1
Total comprehensive income	(89)		28		(883)	174	(709)
Transfer to retained earnings					0		0
Balance at March 31, 2008	1,037	0	(316)	(5)	41,248	3,289	44,537
Balance at January 1, 2009	1,085	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group					0	2,907	2,907
Unappropriated profit (loss) carried forward					0	0	0
Dividends					0	(73)	(73)
Total comprehensive income	(14)	11	3		(922)	134	(788)
Transfer to retained earnings					0		0
Balance at March 31, 2009	1,071	0	(331)	(5)	39,075	6,083	45,158

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Profit (loss)	(924)	1,059	2,024
Depreciation, amortization and impairment losses	4,698	2,657	10,975
Income tax expense (benefit)	426	562	1,428
Interest income and interest expenses	632	572	2,487
Other financial (income) expense	115	116	713
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(5)	(11)	388
Profit on the disposal of fully consolidated subsidiaries	(17)	(501)	(455)
Other non-cash transactions	(83)	(10)	(147)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	18	7	70
Change in assets carried as working capital	(292)	(212)	286
Change in provisions	(377)	(184)	493
Change in other liabilities carried as working capital	(472)	(171)	(130)
Income taxes received (paid)	(288)	(152)	(520)
Dividends received	0	36	13
Cash generated from operations	3,431	3,768	17,625
Interest paid	(1,001)	(680)	(3,431)
Interest received	371	243	1,174
Net cash from operating activities	2,801	3,331	15,368
Cash outflows for investments in
Intangible assets	(283)	(221)	(1,799)
Property, plant and equipment	(2,328)	(1,571)	(6,908)
Non-current financial assets	(80)	(22)	(3,261)
Investments in fully consolidated subsidiaries and business units	0	(1,028)	(1,030)
Proceeds from disposal of
Intangible assets	2	3	34
Property, plant and equipment	59	87	338
Non-current financial assets	18	99	102
Investments in fully consolidated subsidiaries and business units	28	735	778
Net change in short-term investments and marketable securities and receivables	(225)	(300)	611
Net change in cash and cash equivalents due to inclusion of OTE	1,558	-	-
Other	(93)	(5)	(249)
Net cash used in investing activities	(1,344)	(2,223)	(11,384)
Proceeds from issue of current financial liabilities	310	7,732	39,281
Repayment of current financial liabilities	(2,735)	(10,467)	(44,657)
Proceeds from issue of non-current financial liabilities	2,236	1,746	6,477
Repayment of non-current financial liabilities	(95)	(32)	(96)
Dividend payments	(72)	-	(3,963)
Proceeds from the exercise of stock options	0	2	3
Repayment of lease liabilities	(31)	(36)	(142)
Net cash used in financing activities	(387)	(1,055)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	17	18	(61)
Net increase (decrease) in cash and cash equivalents	1,087	71	826
Cash and cash equivalents, at the beginning of the period	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	4,113	2,271	3,026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements for the period ended March 31, 2009 have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These interim consolidated financial statements are also in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2008.

Statement of compliance.

In the opinion of the Board of Management, the  quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2008 for the accounting policies applied for the Group's financial reporting. To implement its "Focus, fix and grow" strategy, Deutsche Telekom transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales & Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

In September 2007, the IASB issued an amendment to IAS 1 "Presentation of Financial Statements." The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the amendments to IAS 1, Deutsche Telekom has adjusted the presentation of its results of operations, financial position and cash flows as follows:

▪ All changes in shareholders' equity resulting from transactions with owners are presented separately from those changes in shareholders' equity not resulting from transactions with owners (non-owner changes).

▪ Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

▪ The components of other comprehensive income are presented in the consolidated statement of comprehensive income.

▪ Total other comprehensive income is presented in the consolidated statement of changes in equity.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented.

As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the balance sheet as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for prior-year periods have been adjusted accordingly. The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 "Borrowing Costs." The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom's accounting principles, qualifying assets are construction projects or other assets for which a period of at least 12 months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale.

In the first quarter of 2009, Deutsche Telekom capitalized an amount of EUR 2 million representing a portion of the cost of acquisition or production of qualifying assets in cases in which the criteria for capitalization set out in IAS 23 were met for the first time on or after January 1, 2009. The amount of the borrowing costs required to be capitalized was calculated on the basis of an average capitalization rate of 6.8 percent applied across the Group. The amendment was adopted as of January 1, 2009. No adjustments were made to prior-year periods.

In June 2007, the IFRIC issued IFRIC 13 "Customer Loyalty Programmes." The European Union endorsed IFRIC 13 in December 2008. The interpretation is effective for financial years beginning on or after July 1, 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Deutsche Telekom adjusted its accounting policies accordingly as of January 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Business combinations.

OTE

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote - each share is entitled to one vote - and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (Put Option I) and 10 percent (Put Option II) of the shares. Put Option I can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months ending in November 2009. Subsequently, Put Option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. Put Option II also includes shares which were not sold to Deutsche Telekom during the term of Put Option I. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders' agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one share as a result of the aforementioned transactions. Furthermore, Deutsche Telekom has assumed present ownership of the shares of Put Option I after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as cost for the acquisition of an additional 5-percent share.

The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company's financial and operating policies.

Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, Put Option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.1 billion had an effect on cash flows through March 31, 2009, as shown in the table below:

	Interest %	billions of €
Purchase price for acquired shares	25.0	3.1
Shares acquired from Marfin Investment Group	20.0	2.6
Shares acquired from the market	2.0	0.1
Shares acquired from the Hellenic Republic	3.0	0.4
Put Option I	5.0	0.7
Put Option II	10.0	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40.0	4.4

The total liability of EUR 0.7 billion for Put Option II comprises the covered shares measured at market price as well as a market price premium. In subsequent periods, the carrying amounts of the liabilities for Put Option II will be remeasured to reflect changes in market price. The same applies for both options in the event that they are not being exercised.

The business combination with OTE resulted in the recognition of goodwill of EUR 2.5 billion, determined on the basis of a preliminary purchase price allocation. This goodwill arises from synergies expected from the two companies, in particular due to integrated market approach and procurement.

The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the purchase price allocation is still preliminary, the amounts can be subject to change. As soon as the measurement has been finalized, the final purchase price allocation will be carried out.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	16,674	14,567
Current assets	3,455	3,455
Cash and cash equivalents	1,580	1,580
Non-current assets and disposal groups held for sale	159	159
Other assets	1,716	1,716

Non-current assets	13,219	11,112
Intangible assets	5,346	4,751
Of which: goodwill	2,482	3,835
Property, plant and equipment	7,091	5,611
Other assets	782	750

Liabilities	9,854	9,441
Current liabilities	3,012	3,012
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,453	1,453

Non-current liabilities	6,842	6,429
Financial liabilities	5,133	5,411
Other liabilities	1,709	1,018

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time.

The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. The assets and liabilities of the entity are shown as held for sale under current assets and liabilities in the consolidated balance sheet. Agreements to sell the entity were signed on March 30, 2009. The transaction is subject to approval by supervisory authorities.

OTE was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 951 million as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, net revenue would have been EUR 499 million higher. The loss for the current period includes a profit at OTE of EUR 146 million. Had the business combination already occurred on January 1, 2009, loss would have been EUR 24 million lower.

Changes in the composition of the Group.

In the past year, Deutsche Telekom acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first quarter of 2008. This primarily relates to SunCom, which was included in the consolidated financial statements for the first time as of February 22, 2008. Furthermore, DeTeImmobilien was deconsolidated effective September 30, 2008. The equity interest in CAP Customer Advantage Program GmbH was sold as of January 30, 2009. In addition, OTE was fully consolidated for the first time on February 6, 2009 upon implementation of the shareholders’ agreement.

Effect of changes in the composition of the Group on the consolidated income statement for the first quarter of 2009.

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Systems Solutions millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	438	102	504	(4)	(2)	1,038
Cost of sales	(277)	(42)	(176)	(1)	(6)	(502)
Gross profit (loss)	161	60	328	(5)	(8)	536
Selling expenses	(123)	(39)	(52)	2	1	(211)
General and administrative expenses	(24)	(4)	(39)	0	15	(52)
Other operating income	3	0	3	0	10	16
Other operating expenses	(4)	0	0	0	(4)	(8)
Profit (loss) from operations	13	17	240	(3)	14	281
Finance costs	4	0	(10)	0	(59)	(65)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	10	0	1	0	0	11
Profit (loss) from financial activities	14	0	(9)	0	(59)	(54)
Profit (loss) before income taxes	27	17	231	(3)	(45)	227
Income taxes	(9)	(6)	(53)	0	(4)	(72)
Profit (loss)	18	11	178	(3)	(49)	155

Selected notes to the consolidated income statement.

Net revenue.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	14,978	924	6.2	61,666

Deutsche Telekom generated revenue of EUR 15.9 billion in the first three months of financial year 2009. This corresponds to an increase of EUR 0.9 billion or 6.2 percent compared with the first three months of 2008. The first-time full consolidation of the OTE group was the primary contributor to the positive development of revenue.

The Mobile Communications Europe operating segment recorded a 1.7-percent increase in revenue to EUR 5.1 billion. This increase was also largely due to the full consolidation of OTE which contributed EUR 0.4 billion to segment revenue. Revenue for the first quarter was negatively affected by exchange rate effects amounting to EUR 0.3 billion, which resulted mainly from the translation of pound sterling and Polish zlotys into euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue. T-Mobile UK in particular recorded a decrease in average revenue per user.

Revenue generated by the Mobile Communications USA operating segment increased EUR 0.7 billion quarter-on-quarter to EUR 4.1 billion. This revenue growth was primarily the result of positive exchange rate effects totaling EUR 0.5 billion from the translation of U.S. dollars to euros. The first-time full inclusion of SunCom for a full quarter as well as customer growth also contributed to revenue growth compared to the first quarter of 2008. Reflecting the effects of the unfavorable development of the economy in general, average revenue per user declined, however.

Revenue from the Broadband/Fixed Network operating segment increased EUR 0.2 billion year-on-year to EUR 5.9 billion. The positive effects of the first-time full consolidation of OTE amounted to EUR 0.5 billion, which were partly offset by a decrease in revenue of EUR 0.3 billion due to line losses and lower usage-dependent charges in Germany, and intense competition in Eastern Europe.

The Systems Solutions operating segment generated revenue of EUR 2.1 billion. Although international revenue recorded an increase, revenue declined by EUR 0.1 billion year-on-year, however, primarily due to lower intersegment revenue.

Cost of sales.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,906)	(8,322)	(584)	(7.0)	(34,592)

The cost of sales increased year-on-year in the first quarter of 2009. The first-time full consolidation of OTE contributed EUR 0.5 billion to this increase. The Mobile Communications USA operating segment recorded an increase of EUR 0.2 billion in the cost of sales. In addition, exchange rate effects of EUR 0.3 billion had a negative impact on this operating segment. By contrast, a decrease of EUR 0.4 billion in the cost of sales was recorded by the operating segments Systems Solutions, Mobile Communications Europe, and Broadband/Fixed Network excluding OTE. The Broadband/Fixed Network segment cut costs in Germany in particular.

Selling expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Selling expenses	(3,996)	(3,709)	(287)	(7.7)	(15,952)

Selling expenses increased by EUR 0.2 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects totaling EUR 0.1 billion, especially from the translation of U.S. dollars to euros, also impacted selling expenses.

General and administrative expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,136)	(1,103)	(33)	(3.0)	(4,821)

The slight increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time.

Other operating income / expenses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Other operating income	387	755	(368)	(48.7)	1,971
Other operating expenses	(2,007)	(301)	(1,706)	n.a.	(1,232)

Other operating income decreased by EUR 0.4 billion compared with the first three months of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

In the first quarter of 2009, this item also included income from the reclassification of real estate from assets held for sale to non-current assets

Other operating expenses rose by EUR 1.7 billion compared with the first three months of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009.  For further details, please refer to the "Depreciation, amortization and impairment losses" section.

Profit (loss) from financial activities.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(742)	(677)	(65)	(9.6)	(3,588)
Finance costs	(632)	(572)	(60)	(10.5)	(2,487)
Interest income	100	71	29	40.8	408
Interest expense	(732)	(643)	(89)	(13.8)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	11	(6)	(54.5)	(388)
Other financial income (expense)	(115)	(116)	1	0.9	(713)

The year-on-year increase in loss from financial activities in the first quarter of 2009 was primarily a result of increased interest expense. This increase in turn is mainly attributable to the full inclusion of OTE in the consolidated financial statements for the first time.

Income taxes.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Income taxes	(426)	(562)	136	24.2	(1,428)

Despite significantly lower profit (loss) before income taxes, income tax expense only decreased to a minor extent year-on-year. This relatively small decrease in income tax expense is attributable to the impairment of goodwill in the reporting period that had no tax effect.

Other disclosures.

Personnel.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,310)	(3,320)	10	0.3	(14,078)

Average number of employees	249,325	238,073	11,252	4.7	234,887

	Mar. 31, 2009	Dec. 31, 2008	Change	Change %	Mar. 31, 2008
Number of employees at balance sheet date	260,798	227,747	33,051	14.5	237,757
Germany	131,312	131,713	(401)	(0.3)	145,003
International	129,486	96,034	33,452	34.8	92,754

Non-civil servants	228,928	195,634	33,294	17.0	202,586
Civil servants	31,870	32,113	(243)	(0.8)	35,171

Trainees and student interns at balance sheet date	10,215	11,668	(1,453)	(12.5)	10,534

Personnel costs in the first quarter of 2009 remained almost unchanged year-on-year. The effect of staff reductions in Germany was almost fully offset by the full inclusion of OTE for the first time.

These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

Depreciation, amortization and impairment losses.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(2,591)	(776)	(1,815)	n.a.	(3,397)
Of which: UMTS licenses	(209)	(221)	12	5,4	(868)
Of which: U.S. mobile communications licenses	-	(14)	14	n.a.	(21)
Of which: goodwill	(1,803)	-	(1,803)	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,107)	(1,881)	(226)	(12.0)	(7,578)
Total depreciation, amortization and impairment losses	(4,698)	(2,657)	(2,041)	(76.8)	(10,975)

Depreciation, amortization and impairment losses in the Group increased due to the full inclusion of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high levels of expenditure for customer acquisition and retention resulted in increases in the cost base.

Significant events after the balance sheet date (March 31, 2009).

Group.

Deutsche Telekom specifies details of new structure.

▪ On April 29, 2009, the Supervisory Board of Deutsche Telekom AG approved the more regional and integrated structure of the Company for the restructuring of its business in Germany with which Deutsche Telekom is now continuing the course it established in the fall of 2006 with integrated sales and customer service in Germany. Subject to approval by the shareholders and financial authorities, the new structure is to be achieved in two stages:

 T-Mobile International AG is to be merged into Deutsche Telekom AG. T-Mobile Deutschland GmbH will thus become a direct subsidiary of Deutsche Telekom AG.

 The two units T-Home and T-Mobile Deutschland GmbH are then to be merged as a single company which will be a wholly-owned subsidiary of Deutsche Telekom AG.

▪ An extraordinary shareholders’ meeting will be called before the end of the year in order to gain the approval of shareholders, after which the new structure will quickly be implemented. The three service companies (Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH, and Deutsche Telekom Netzproduktion GmbH) and Telekom Shop Gesellschaft mbH will then become wholly-owned subsidiaries of the new company controlling German operations.

▪ The Supervisory Board of Deutsche Telekom AG had approved the pooling of Southern and Eastern Europe business within a dedicated Board of Management department in February 2009. Another key point is the establishment of the Chief Operating Officer's (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement.

Issuances after the end of the quarter.

▪ Deutsche Telekom AG issued a CHF 400 million medium-term note on April 22, 2009. The five-year note has a coupon of 3.75 percent. In addition, Deutsche Telekom issued a 13-year medium-term note in the amount of GBP 700 million on April 9, 2009 through its financing arm Deutsche Telekom International Finance B.V. This note has a coupon of 6.5 percent.

Fitch adjusts Deutsche Telekom's rating.

▪ On April 23, 2009, Fitch Ratings lowered Deutsche Telekom's long-term rating by one notch from A- to BBB+. The outlook changed from negative to stable. The short-term rating was confirmed at F-2.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents.

In the reporting period, cash and cash equivalents increased from EUR 3.0 billion to EUR 4.1 billion. This increase was primarily attributable to the first-time full inclusion of OTE, together with its cash and cash equivalents, in the consolidated financial statements, and positive cash flow.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of March 31, 2009, current assets recognized in the consolidated balance sheet included EUR 0.5 billion in non-current assets and disposal groups held for sale relating in particular to Deutsche Telekom AG's real estate and OTE companies held for sale. The main changes since December 31, 2008 are described below.

Deutsche Telekom AG’s real estate portfolio.

Real estate amounting to EUR 0.3 billion (December 31, 2008: EUR 0.4 billion) was shown as held for sale in the consolidated balance sheet at the reporting date as a result of measures to make the use of floor space more efficient, especially for technical facilities. This relates primarily to Deutsche Telekom AG's real estate. Impairment losses of EUR 0.1 billion were expensed in the first quarter of 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the Group Headquarters & Shared Services operating segment was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized under other operating income in the income statement.

Cosmofon.

The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary (including distribution company). Assets worth EUR 0.2 billion and liabilities of the entity amounting to EUR 21 million are shown as held for sale under current assets and liabilities in the consolidated balance sheet. Agreements to sell the entity were signed on March 30, 2009. The transaction is subject to approval by supervisory authorities.

Intangible assets and property, plant and equipment.

	Mar. 31, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	Mar. 31, 2008 millions of €
Intangible assets	57,808	53,927	3,881	7.2	53,428
Of which: UMTS licenses	10,109	10,005	104	1.0	11,311
Of which: U.S. mobile communications licenses	18,491	17,666	825	4.7	15,498
Of which: goodwill	21,216	20,626	590	2.9	21,197
Property, plant and equipment	48,231	41,559	6,672	16.1	41,298

The total increase of EUR 10.6 billion in intangible assets and property, plant and equipment is mainly the result of the full inclusion of OTE for the first time. The changes in the composition of the Group had an overall effect of EUR 2.8 billion relating to intangible assets and EUR 7.0 billion relating to property, plant and equipment. The first-time full inclusion of OTE also resulted in goodwill of EUR 2.5 billion.

Capital expenditure totaling EUR 4.4 billion (including the OTE goodwill of EUR 2.5 billion) and exchange rate effects of EUR 0.8 billion contributed to the increase, while depreciation, amortization and impairment losses of EUR 4.7 billion had an offsetting effect. This figure includes an impairment loss of EUR 1.8 billion on the goodwill of the cash generating unit T-Mobile UK.

Additions to assets.

	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Additions to assets	4,428	2,565	1,863	72.6	10,117
Intangible assets	2,697	1,244	1,453	n.a.	2,740
Property, plant and equipment	1,731	1,321	410	31.0	7,377

The increase in the investment volume compared with the first quarter of 2008 resulted mainly from the goodwill recognized in connection with the first-time consolidation of OTE amounting to EUR 2.5 billion. In the prior-year period, goodwill from the first-time consolidation of SunCom was recorded (EUR 0.9 billion).

The additions to assets in the reporting period are mainly related to the network roll-out in the United States and the expansion of digital mobile communications networks in Europe. In addition, the Broadband/Fixed Network operating segment continued to invest in the roll-out of its access network.

Investments accounted for using the equity method.

Deutsche Telekom fully consolidated OTE for the first time as of February 6, 2009. Until that date, the existing shares in OTE were carried as an investment accounted for using the equity method. For further details relating to the acquisition of OTE, please refer to the "Business combinations" section.

Financial liabilities.

	Mar. 31, 2009 millions of €	Due ≤1 year millions of €	Due >1 year ≤3 years millions of €	Due >3 year ≤5 years millions of €	Due > 5 years millions of €
Bonds and other securitized liabilities	39,659	4,726	8,576	7,257	19,100
Liabilities to banks	4,670	257	1,278	1,513	1,622
Lease liabilities	1,987	128	211	229	1,419
Liabilities to non-banks from promissory notes	1,036	-	-	88	948
Other interest-bearing liabilities	655	340	145	40	130
Other non-interest-bearing liabilities	4,294	4,195	89	8	2
Derivative financial liabilities	811	181	241	310	79

Financial liabilities	53,112	9,827	10,540	9,445	23,300

Shareholders’ equity/ Disclosure of tax effects relating to each component of other comprehensive income.

	Mar. 31, 2009			Mar. 31, 2008
	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €
Revaluation due to business combinations	(33)	0	(33)	0	0	0
Exchange differences on translation of foreign subsidiaries	172	0	172	(1,708)	0	(1,708)
Available-for-sale financial assets	(3)	0	(3)	1	0	1
of which: recognized in income statement	0	0	0	0	0	0
Fair value measurement of hedging instruments	(14)	3	(11)	(89)	27	(62)
of which: recognized in income statement	61	(17)	44	(9)	1	(8)
Other income and expense recognized directly in equity	11	0	11	0	1	1
Other comprehensive income	133	3	136	(1,796)	28	(1,768)
Profit(loss)			(924)			1,059
Total comprehensive income			(788)			(709)

Contingencies.

There were no significant changes at March 31, 2009 to the contingencies reported in the 2008 consolidated financial statements.

Executive bodies.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Guido Kerkhoff was appointed to the Group Board of Management effective March 1, 2009 with the task of setting up this unit.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 2.8 billion in the reporting period, compared with EUR 3.3 billion in the prior-year period. This decrease was primarily attributable to the development of working capital, which, in the first three months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments increased year-on-year, in particular as a result of the first-time full inclusion of OTE from February 2009.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 1.3 billion as compared with EUR 2.2 billion in the same period of the previous year. This development was mainly due to the addition of the cash and cash equivalents of the OTE group amounting to EUR 1.6 billion as part of the first-time consolidation of OTE from February 2009. At the same time, net cash outflows for acquisitions and disposals decreased by EUR 0.1 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first quarter of 2008, the first three months of 2009 only saw cash outflows of EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH. On the other hand, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.8 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.4 billion in the first quarter of 2009, compared with EUR 1.1 billion in the prior-year quarter.

This change was mostly attributable to of EUR 0.5 billion higher year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.3 billion lower net repayments of current financial liabilities. By contrast, Hrvatske telekomunikacije paid out an interim dividend of EUR 0.1 billion in the first quarter of 2009, whereas in the prior-year quarter, no such payment was made.

The issue of financial liabilities in the first quarter of 2009 related mainly to the issue of a Eurobond for EUR 2.0 billion and the issue of promissory notes for an amount of EUR 0.2 billion. Medium-term notes for an amount of EUR 1.0 billion, a USD bond for an amount of EUR 0.7 billion, and commercial papers for an amount of EUR 0.5 billion were repaid during the same period.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom's operating segments for the first quarters of 2009 and 2008 as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit(loss) of the segments to the Group's profit(loss) for the respective period.

Segment information in the quarters.

Q1 2009 Q1 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	4,894	183	5,077	(1,166)	(908)	(1,803)	34,781	11
	4,835	157	4,992	759	(940)	0	33,842	1
Mobile Communications USA	4,133	4	4,137	530	(531)	0	35,932	16
	3,457	4	3,461	502	(446)	(14)	29,526	11
Broadband/Fixed Network[a]	5,235	647	5,882	1,170	(998)	(7)	32,546	69
	5,032	645	5,677	889	(905)	(2)	27,127	86
Systems Solutions[a]	1,496	610	2,106	11	(177)	0	6,896	50
	1,504	696	2,200	483	(187)	(1)	7,003	19
Group Headquarters & Shared Services	144	734	878	(269)	(180)	(103)	13,425	0
	150	734	884	(277)	(172)	(5)	12,219	4
Total	15,902	2,178	18,080	276	(2,794)	(1,913)	123,580	146
	14,978	2,236	17,214	2,356	(2,650)	(22)	109,717	121
Reconciliation	-	(2,178)	(2,178)	(32)	8	1	(4,122)	0
	-	(2,236)	(2,236)	(58)	14	1	(3,331)	0
Group	15,902	-	15,902	244	(2,786)	(1,912)	119,458	146
	14,978	-	14,978	2,298	(2,636)	(21)	106,386	121

a        As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Network[a]	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutions[a]	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a        As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Reconciliation of total profit(loss) of segments to the Group's profit(loss) for the period.

	Q1 2009 millions of €	Q1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	276	2,356	7,129
Reconciliation to the Group	(32)	(58)	(89)
Profit (loss) from operations (EBIT) of the Group	244	2,298	7,040
Profit (loss) from financial activities	(742)	(677)	(3,588)
Profit (loss) before income taxes	(498)	1,621	3,452
Income taxes	(426)	(562)	(1,428)
Profit (loss)	(924)	1,059	2,024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date: May 7, 2009